UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

MR. ROBERT KEATING

Delegate General

Québec Government House

One Rockefeller Plaza

26th Floor

New York, NY 10020-2102

Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. DANIEL GARANT Chief Financial Officer Hydro-Québec 75 René-Lévesque Boulevard West 5th Floor Montréal, Québec, Canada H2Z 1A4

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 66 and 82 of Exhibit (1) hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 66, 83 and 84 of Exhibit (1) hereto.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 82 to 84 of Exhibit (1) hereto.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.*

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

(3)	Total amount otherwise outstanding.

Not applicable.*

*	No securities of the registrant are registered under the U.S. Exchange Act of 1934, as amended.

i

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

$143.5 million (including $70.5 million to two of our subsidiaries). The item “floating indebtedness” refers to indebtedness with an original maturity of less than one year.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 46 to 81 of Exhibit (1) hereto.

7. (a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

EXHIBIT

The following exhibits should be filed as part of the annual report:

(a)	Copies of any amendments or modifications, other than such have been previously filed, to all exhibits previously filed other than annual budgets.

Not applicable.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b).

Not applicable.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body.

Not applicable.

This	annual report comprises:

(a)	The cover page and pages numbered i to iv consecutively.

(b)	The following exhibits:

(1)	Description of Hydro-Québec, dated as of May 2, 2008, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2007.

(2)	Consent of KPMG LLP and Ernst & Young LLP.

This	annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

EXHIBIT INDEX

Exhibits	Description

(1)	Description of Hydro-Québec, dated as of May 2, 2008, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2007.

(2)	Consent of KPMG LLP and Ernst & Young LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montréal, Canada, on the 2nd day of May, 2008.

HYDRO-QUÉBEC (Name of Registrant)

By:	/s/ Daniel Garant
Daniel Garant
Chief Financial Officer

EXHIBIT (1)

This description of Hydro-Québec is dated as of May 2, 2008 and appears as Exhibit (1) to Hydro-Québec’s annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2007.

This document may be delivered to you at any time but you should assume that the information is accurate only as of May 2, 2008. Hydro-Québec’s business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to Hydro-Québec’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 18-K for the fiscal year ended December 31, 2007. Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

You may read and copy any document we file with the SEC at the SEC’s public reference rooms in Washington, DC. Please call the SEC’s toll free number at 1-800-SEC-0330 for further information on the public reference room. These filings are also available from the Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, through the SEC’s website at http://www.sec.gov.

You may request a copy of these filings at no cost by telephoning Hydro-Québec at (514) 289-2519. This document is also available on our website at www.hydroquebec.com; however, any other information available on our website (such website listed in the 18-K is an inactive textual reference only) shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the captions Corporate Outlook and Management’s Discussion and Analysis. The words “estimate”, “believe”, “expect”, “forecast”, “anticipate”, “intend” and “plan” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for major foreign currencies in which the debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2003	2004	2005	2006	2007	2008 (1)
United States Dollar	$1.4015	$1.3015	$1.2116	$1.1341	$1.0748	$1.0065
Euro	1.5826	1.6169	1.5090	1.4237	1.4691	1.5286
Swiss Franc	1.0418	1.0473	0.9746	0.9050	0.8946	0.9563
Pound Sterling	2.2883	2.3842	2.2067	2.0886	2.1487	1.9920
100 Japanese Yen	1.2088	1.2035	1.1035	0.9753	0.9121	0.9633

(1)	Monthly average through the end of April 2008.

Source:	Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

MAP OF HYDRO-QUÉBEC'S MAJOR FACILITIES AS AT DECEMBER 31, 2007

Generating station rated 200 MW or more *
hydro
nuclear
thermal
Generating station under construction
Wind farm
735-kV station
735-kV line
450-kV direct-current line
Interconnection
Planned interconnection
Neighboring system facility
* 26 hydropower stations rated less than 200 MW are not shown on the map (total 1,882 MW).
Hudson Bay
James Bay
QUÉBEC
La Grande-1
La Grande-2-A
Robert-Bourassa
La Grande-3
La Grande-4
Laforge-1
Laforge-2
Brisay
Sarcelle
Eastmain-1
Eastmain-1-A
1927 Privy Council border (not final)
To Churchill Falls G.S. (interconnection)
Complexe de la Romaine (planned)
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Toulnustouc
Manic-3
Outardes-4
Outardes-3
Manic-2
Outardes-2
Péribonka
Bersimis-1
Bersimis-2
Gulf of Saint Lawrence
Saint-Ulric
St. Lawrence River
Chute-Allard
Rapides-des-Cœurs
Rapide-Blanc
Trenche
Beaumont
La Tuque
Québec
Rocher-de-Grand-Mère
Shawinigan-2
Bécancour
Gentilly-2
Tracy
Paugan
Montréal
Beauharnois
ONTARIO
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NOVA SCOTIA
MAINE
VERMONT
NEW HAMPSHIRE
UNITED STATES
Toronto
Lake Ontario
NEW YORK
MASSACHUSETTS
PENNSYLVANIA
CONNECTICUT
R.I.
NEW JERSEY
New York
Boston
Atlantic Ocean
0 75 150 km
Lambert, NAD83
U.S.A.
Canada
Québec
United States
Mexico

FIVE-YEAR REVIEW

Consolidated and Selected Financial Information

	Years ended December 31
	2003	2004	2005	2006	2007
	(in millions of dollars)
OPERATIONS
Revenue	$10,197	$10,341	$10,887	$11,161	$12,330
Expenditure
Operations	2,070	2,158	2,248	2,394	2,545
Electricity and fuel purchases	1,380	1,464	1,496	1,315	1,555
Depreciation and amortization	1,768	1,862	2,023	2,007	1,991
Taxes	567	606	594	529	816
Regulatory deferrals	—	—	(11)	(93)	29

	5,785	6,090	6,350	6,152	6,936

Operating Income	4,412	4,251	4,537	5,009	5,394
Financial expenses	2,492	2,083	2,186	2,212	2,512

Income from continuing operations	1,920	2,168	2,351	2,797	2,882
Income (loss) from discontinued operations	18	267	(99)	944	25

Net Income	$1,938	$2,435	$2,252	$3,741	$2,907

DIVIDENDS DECLARED	$965	$1,350	$1,126	$2,342	$2,095

BALANCE SHEET SUMMARY
Total assets	$57,823	$58,072	$60,431	$63,254	$64,852
Long-term debt, including current portion and perpetual debt	$35,550	$33,401	$33,007	$34,427	$34,534
Equity	$15,128	$16,220	$17,376	$18,840	$20,892

INVESTMENTS FOR CONTINUING OPERATIONS AFFECTING CASH
Property, plant and equipment and intangible assets	$2,739	$3,071	$3,293	$3,348	$3,464
Costs related to Energy Efficiency Plan	10	41	91	149	172

Total investments	$2,749	$3,112	$3,384	$3,497	$3,636

FINANCIAL RATIOS
Interest coverage [a]	1.73	1.79	2.00	2.06	2.13
Capitalization [b]	29.9%	32.7%	34.1%	36.1%	37.5%
Self-financing [c]	56.3%	78.4%	58.6%	86.5%	61.9%
Return on equity [d]	13.1%	15.4%	13.3%	20.6%	15.0%
Profit margin from continuing operations [e]	18.8%	21.0%	21.6%	25.1%	23.4%

(a)	Sum of operating income and net investment income divided by gross interest expense.

(b)	Equity divided by the sum of equity, long-term debt, perpetual debt, short-term borrowings, current portion of long-term debt and derivative instrument liabilities, less derivative instrument assets.

(c)	Cash flows from continuing operations less dividends paid, divided by the sum of investments, long-term debt maturities and sinking fund redemptions.

(d)	Net income divided by average equity less average accumulated other comprehensive income.

(e)	Net income from continuing operations divided by revenue.

Note:	Throughout the Five-Year Review, certain comparative figures have been reclassified to reflect the presentation adopted for 2007.

FIVE-YEAR REVIEW (CONTINUED)

Operating Statistics

	Years ended December 31
	2003	2004	2005	2006	2007
	(in GWh)
Electricity Sales
In Québec, by category
Residential and farm	57,217	58,002	57,269	56,722	60,046
General and institutional	32,314	33,137	33,463	32,440	34,751
Industrial	72,546	69,722	73,447	73,297	73,005
Other	5,014	5,026	4,998	4,878	5,353

	167,091	165,887	169,177	167,337	173,155

Outside Québec
Long-term	2,047	1,930	2,068	2,384	2,384
Short-term	13,739	12,462	13,274	12,074	17,240

	15,786	14,392	15,342	14,458	19,624

Total Electricity Sales	182,877	180,279	184,519	181,795	192,779

	(in millions of dollars)
Revenue from Electricity Sales
In Québec, by category
Residential and farm	$3,504	$3,690	$3,690	$3,775	$4,144
General and institutional	2,096	2,234	2,284	2,356	2,602
Industrial	2,742	2,751	2,892	3,022	3,336
Other	236	247	255	249	286

	8,578	8,922	9,121	9,402	10,368

Outside Québec
Long-term	207	179	174	198	225
Short-term	1,138	905	1,290	951	1,392

	1,345	1,084	1,464	1,149	1,617

Total Revenue from Electricity Sales	$9,923	$10,006	$10,585	$10,551	$11,985

	(as at December 31)
Number of Customer Accounts in Québec, by Category
Residential and farm	3,343,271	3,399,776	3,450,455	3,501,709	3,554,443
General and institutional	281,997	282,748	283,616	295,618	299,524
Industrial	13,383	13,117	12,796	12,032	11,565
Other	5,812	5,634	5,643	5,767	3,440

Total Number of Customer Accounts	3,644,463	3,701,275	3,752,510	3,815,126	3,868,972

	(kWh/customer account)
Average Annual Consumption in Québec, by Category
Residential and farm	17,237	17,203	16,720	16,318	17,019
General and institutional	114,651	117,352	118,168	112,010	116,782
Industrial	5,395,359	5,262,038	5,668,738	5,904,382	6,187,651
Other	864,110	878,211	886,406	855,039	1,162,811

FIVE-YEAR REVIEW (CONTINUED)

Operating Statistics (continued)

	Years ended December 31
	2003	2004	2005	2006	2007
	(in MW)
Installed Capacity [a]
Hydroelectric	31,347	31,622	32,299	32,973	33,305
Nuclear	675	675	675	675	675
Conventional thermal	1,592	1,593	1,595	1,665	1,665
Wind	2	2	2	2	2

Total Installed Capacity	33,616	33,892	34,571	35,315	35,647

	(in GWh)
Total Energy Requirements [b]	194,792	193,025	200,179	199,447	209,818

	(in MW)
Peak Power Demand in Québec [c]	36,268	34,956	33,636	36,251	35,352

	(in km *)
Lines (overhead and underground)
Transmission	32,434	32,487	32,544	32,826	33,008
Distribution [d]	106,568	107,423	108,344	108,883	109,618

	139,002	139,910	140,888	141,709	142,626

(a)	In addition, we have access to 4,765 MW of the generation of the Churchill Falls power plant and purchase all the output from seven privately-owned wind farms with a total installed capacity of 420 MW. Moreover, 1,222 MW are available under agreements with other independent suppliers.

(b)	Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems.

(c)	Total power demand at the annual domestic peak for the winter beginning in December, including interruptible power. The 2007-2008 winter peak for Québec occurred at 8 a.m. on January 21, 2008.

(d)	These figures include off-grid systems but exclude private systems, lines under construction and 44-kV lines (transmission).

*	I km = 0.62 miles

Other Information

	Years ended December 31
	2003	2004	2005	2006	2007
Rate Increases
Average increase from January 1 to December 31	—	4.1%	1.3%	4.3%	2.8%
Inflation rate	2.8%	1.8%	2.2%	2.0%	2.2%
Number of Employees (1)
Permanent as at December 31	18,317	18,835	19,009	19,116	19,459
Temporary (year’s average)	3,596	3,567	3,577	3,799	3,910
Women	28.9%	29.4%	29.8%	30.6%	31.3%

(1)	Excludes employees of subsidiaries and joint ventures.

UNITS OF MEASUREMENT

kV: kilovolt, or 1 thousand volts
kW:	kilowatt, or 1 thousand watts	kWh:	kilowatthour, or 1 thousand watthours
MW:	megawatt, or 1 million watts	MWh:	megawatthour, or 1 million watthour
GW:	gigawatt, or 1 million kilowatts	GWh:	gigawatthour, or 1 million kilowatthours
		TWh:	terawatthour, or 1 billion kilowatthours

HYDRO-QUÉBEC

GENERAL

We operate one of the two largest systems in Canada for the generation and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the government of Québec (the “Government”).

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada H2Z 1A4.

Our operations are allocated among five business segments:

•

Generation: Hydro-Québec Production operates and develops our generation facilities in Québec. It also sells electricity in markets outside Québec and engages in energy trading. Hydro-Québec Production is required to provide Hydro-Québec Distribution with up to 165 TWh a year of heritage pool electricity, at an average price of 2.79 ¢/kWh (“Heritage Pool Electricity”). In excess of this volume, it may participate in Hydro-Québec Distribution’s calls for tenders in a context of free market competition;

•	Transmission: Hydro-Québec TransÉnergie operates and develops our power transmission system in Québec and manages power flows on the transmission grid;

•

Distribution: Hydro-Québec Distribution operates and develops our distribution system and is responsible for sales and services to Québec customers. It also promotes energy efficiency and ensures the security of the supply of electricity to the Québec market;

•

Construction: Hydro-Québec Équipement carries out engineering and construction work related to hydroelectric development projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement, where our wholly-owned subsidiary, Société d’énergie de la Baie James (“SEBJ”), assumes this responsibility. Hydro-Québec Équipement also carries out projects for the construction of power transmission lines and substations throughout Québec; and

•

Corporate and Other Activities: Our corporate units support our divisions to achieve their business objectives. Our corporate units include the Technology Group, the Finance Group, Corporate Affairs and General Secretariat, as well as the Human Resources and Shared Services Group. The Shared Services Centre brings together internal services including goods and services procurement, real estate management, and material and transportation service management.

GENERATION

Hydro-Québec Production generates electricity to supply the Québec market and sells its excess output on wholesale markets. Hydro-Québec Production also offers balancing and firming capacity services to Hydro-Québec Distribution to offset fluctuations in wind farm output and thereby facilitate the integration of this energy source.

The following subsidiaries, affiliates and interests are also part of this segment:

•	Bucksport Energy LLC (69.44% interest; cogeneration plant in Maine);

•	Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) (34.2% interest; hydroelectric generation activities);

•	Société en commandite Betsiamites (86.31% interest; ownership of assets related to the partial diversion of the Portneuf, Sault aux Cochons and Manouane rivers);

•	Gestion Production HQ inc. (wholly-owned; investment in local generation businesses);

•	HQ Energy Marketing Inc. (“HQEM”) (wholly-owned; conducts energy transactions in other Canadian provinces and holds shares in energy trading companies in Canada and the United States); and

•	H.Q. Energy Services (U.S.) Inc. (“HQUS”) (wholly-owned subsidiary of HQEM; power marketer in the United States).

GENERATION OPERATIONS

Facilities

In Québec, our electric generation system comprises 87 power stations currently in service, of which 57 are hydroelectric, 28 are thermal, one is nuclear and one is a wind farm, with a total installed capacity of 35,647 MW as of December 31, 2007.

The following table lists the generation facilities in service as of such date.

GENERATION FACILITIES IN SERVICE IN QUÉBEC (1)

Name of Facility	Years Commissioned (2)	Capacity
		(MW)
Hydroelectric
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,417
La Grande-2-A	1991-1992	2,106
Beauharnois	1932-1961	1,755
Manic-5	1970-1971	1,528
La Grande-1	1994-1995	1,436
Manic-3	1975-1976	1,244
Bersimis-1	1956-1959	1,125
Manic-5-PA	1989-1990	1,064
Manic-2	1965-1967	1,041
Outardes-3	1969	1,026
Sainte-Marguerite-3	2003	884
Laforge-1	1993-1994	878
Bersimis-2	1959-1960	845
Carillon	1962-1964	752
Outardes-4	1969	746
Toulnustouc	2005	553
Eastmain-1	2006	507
Outardes-2	1978	472
Brisay	1993	469
Laforge-2	1996	319
Trenche	1950-1955	303
Beaumont	1958-1959	270
La Tuque	1940-1955	263
Rocher-de-Grand-Mère	2004	230
Rapide-Blanc	1934-1955	204
Paugan	1928-1956	202
Shawinigan-2	1911-1929	200
Manic-1	1966-1967	184
Shawinigan-3	1948-1949	184
Rapides-des-Ïles	1966-1973	176
Chelsea	1927-1939	153
Péribonka	2007-2008	135
Première-Chute	1968-1975	130
La Gabelle	1924-1931	129
Les Cèdres	1914-1924	126
Grand-Mère	1915-1930	105
Others (19 facilities - less than 100 MW)(3)	1910-2007	749

Total		33,305

Thermal
Tracy (oil)	1964-1968	660
Bécancour, La Citière and Cadillac (gas turbine)	1976-1993	881
Others (24 diesel plants) (3)	1946-2001	124

Total		1,665

Nuclear

Gentilly-2 (4)	1983	675

Wind Farm

Saint-Ulric (3 wind turbines)	2001	2

(1)	Installed capacity shown for the generation stations reflects the capacity of alternators operating in winter conditions at a water temperature of 41°F.

(2)	Indicates years when facilities began commercial operation.

(3)	Some facilities are owned by Hydro-Québec Distribution.

(4)	The Gentilly-2 plant has a Canada-Deuterium-Uranium heavy water moderated reactor, using heavy water as a moderator and coolant, and uranium dioxide as fuel.

Power Purchases

We purchase power and energy from the Churchill Falls generation station in Labrador through agreements with CF(L)Co and Newfoundland and Labrador Hydro (“N&LH”). Under an initial power contract with CF(L)Co, we have agreed to purchase annually, through the year 2041, 4,083 MW of power. In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In February 2001, we agreed to purchase approximately 1.5 TWh annually from N&LH until March 2004. In 2004, this contract was renewed for the purchase of approximately 1.4 TWh annually for a five-year period. In 2007, purchases under the CF(L)Co and N&LH agreements totaled 30.0 TWh at a cost of $161 million as compared to 31.2 TWh at a cost of $159 million in 2006.

We have a capacity agreement with New Brunswick Power Generation Corporation (formerly known as New Brunswick Power Corporation) for the purchase of 200 MW annually until October 31, 2011. We also have an agreement with Alcan Inc. (“Alcan”), which was amended in 2006, for the purchase of 365 MW of peak power and 375 MW of additional peak power until December 31, 2045. Under this 2006 amendment, we agreed to purchase from Alcan 150 MW of additional peak power until January 1, 2013 which, if certain conditions are met, will be extended until December 31, 2045.

In addition, we purchase power under 83 long-term contracts with independent producers located in Québec. During 2007, 3.9 TWh were purchased under these contracts, at a total cost of $252 million. For 2008, we expect to purchase approximately 4.2 TWh under these contracts.

We also purchase power in connection with our trading operations (see “Wholesale and Trading Operations”).

Peak

We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see “Wholesale and Trading Operations”). The following table summarizes our peak power demand in Québec and installed capacity as at December 31 for the years 2003 through 2007.

	Peak Power Demand (1)	Installed Capacity (2)(3)	Total Average Load (4)
		(MW)
2003	36,268	33,616	22,237
2004	34,956	33,892	21,975
2005	33,636	34,571	22,851
2006	36,251	35,315	22,768
2007	35,352	35,647	23,952

(1)	Total power demand at the annual domestic peak for the winter beginning in the preceding December, including interruptible power. The 2007-2008 winter peak occurred at 8:00 a.m. on January 21, 2008.

(2)	In addition, we have access to 4,765 MW of the generation of the Churchill Falls power plant and purchase all the output from seven privately-owned wind farms with a total installed capacity of 420 MW. Moreover, 1,222 MW are available under various agreements with other independent suppliers.

(3)	Installed capacity shown for the generation stations reflects the capacity of alternators operating in winter conditions at a water temperature of 41°F.

(4)	Annual energy demand, including sales outside Québec, divided by the number of hours in the year.

Investment Outside Québec

We hold an indirect interest in Bucksport Energy LLC, a thermal energy plant located in Maine, U.S. The plant, which started its commercial operations in January 2001, produces approximately 1.3 TWh of electricity per year. HQUS supplies the plant with natural gas and receives most of the electricity under fifteen-year contracts through January 2016.

WHOLESALE AND TRADING OPERATIONS

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: Hydro-Québec Distribution, nine distributors operating municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government’s authorization, purchase electricity from suppliers other than Hydro-Québec Distribution, and independent generators in Québec can sell their electricity on the wholesale market using Hydro-Québec TransÉnergie’s transmission facilities.

Under a call for tenders issued by Hydro-Québec Distribution in 2002, Hydro-Québec Production signed an agreement with Hydro-Québec Distribution for the supply of 600 MW over a 20-year period starting in March 2007, which is in addition to the Heritage Pool Electricity.

Markets Outside Québec

Currently, our main markets outside Québec consist of neighboring networks located in Canada and the northeastern United States.

In 2007, electricity sales outside Québec accounted for 10.2% of our total electricity sales, up from 8.0% in 2006 (see “Management’s Discussion and Analysis - Segmented Information - Generation”). Additional sales commitments were met using electricity purchases and our surplus Québec generation capacity.

Our energy-trading subsidiary, HQUS, is a member of New York ISO, ISO New England, Midwest ISO (which includes all or parts of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, Nebraska, North Dakota, Ohio, Pennsylvania, South Dakota, Wisconsin and Manitoba) and PJM Interconnection (which includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). ISOs, or Independent Systems Operators, and RTOs, or Regional Transmission Organizations, enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM, our wholly-owned energy-trading subsidiary operating in Canada, trades in the Ontario and New Brunswick wholesale markets. HQEM is a member of the Independent Electricity System Operator (the Ontario ISO).

We have two long-term export contracts for the sale of energy or power. The following table summarizes our principal energy export agreements.

PRINCIPAL ENERGY EXPORT AGREEMENTS

	Expiry Date	Power		Maximum Annual Deliveries
		(MW)		(TWh)
Long-Term Sales - Power and Energy (not interruptible)
Cornwall Electric - Canada	2019	45		0.2
Vermont Joint Owners (“VJO”)	2020	335	(1)	2.2

(1)	By separate agreement with a VJO Member, 25 MW (0.2 TWh) are being repurchased annually until April 30, 2012.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec, by category, for the years 2003 through 2007.

ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC

	Years ended December 31
	2003	2004	2005	2006	2007
	(in GWh)
Electricity Sales
Long-term	2,047	1,930	2,068	2,384	2,384
Short-term	13,739	12,462	13,274	12,074	17,240

Total Electricity Sales	15,786	14,392	15,342	14,458	19,624

	(in millions of dollars)
Revenue from Electricity Sales
Long-term	$207	$179	$174	$198	$225
Short-term	1,138	905	1,290	951	1,392

Total Revenue from Electricity Sales	$1,345	$1,084	$1,464	$1,149	$1,617

TRANSMISSION

Hydro-Québec TransÉnergie provides the following services:

•

transmission of electricity to supply native load. The native load is made up of the total transmission requirements of the Québec wholesale market (see “Generation – Québec Wholesale Market”) but excludes customers in remote communities; Hydro-Québec Distribution is Hydro-Québec TransÉnergie’s largest customer;

•

point-to-point transmission service; as at the end of 2007, Hydro-Québec TransÉnergie had signed transmission service agreements with 34 customers, including Hydro-Québec Production which is the largest customer for this service; and

•	connections of privately-owned generation facilities to Hydro-Québec TransÉnergie’s transmission system; Hydro-Québec TransÉnergie currently serves 29 private producers.

This segment includes our holding in Cedars Rapids Transmission Company Limited, which is a transmission provider that owns and operates a 325 MW interconnection line that links Hydro-Québec TransÉnergie’s grid at the Les Cèdres substation with the Cornwall Electric system in Ontario and the National Grid system in New York.

TRANSMISSION SYSTEM

Some generation stations in Québec are located at substantial distances from consumer centers. As a result, Hydro-Québec TransÉnergie’s power transmission system is one of the most extensive and comprehensive in North America, comprising more than 20,000 miles of lines.

This system includes the following facilities as at December 31, 2007.

Voltage	Substations	Lines (miles) (1)
765 kV and 735 kV	38	7,097
450 kV DC	2	757
315 kV	63	3,186
230 kV	50	1,887
161 kV	41	1,251
120 kV	212	4,091
69 kV or less	103	2,241

TOTAL	509	20,510

(1)	Miles covered by the transmission system. Many facilities carry two lines on the same infrastructure.

In May 1997, Hydro-Québec TransÉnergie opened access to its transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors and producers located outside Québec to buy or sell electricity and to wheel in, wheel out or wheel through Hydro-Québec TransÉnergie’s transmission lines at specified rates. The capacity available on the system is posted on the OASIS (Open Access Same-Time Information System) website.

Hydro-Québec TransÉnergie’s Direction – Contrôle des mouvements d’énergie (System Control unit) in Montréal and regional telecontrol centers are designed to optimize energy resources, supervise power flow and monitor system security. The transmission system is linked through interconnections with other major power systems in Canada and the northeastern United States.

The following table shows existing interconnections with neighboring systems outside Québec, excluding the lines to Churchill Falls, as at December 31, 2007.

INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC

		Maximum Carrying Capacity	Hydro-Québec TransÉnergie’s Current Reception Capacity	Voltage
		(MW)	(MW)	(kV)
CANADA	Ontario	1,295 (1)	720	120 and 230
	New Brunswick	1,200	785	230, 315 and 345
UNITED STATES	New York	2,125 (1)	1,000	120 and 765
	New England	2,275	1,870	120 and 450

(1)	Ontario and New York State are partially served by the same installations, limiting the simultaneous export capacity to these two systems to 3,100 MW.

DISTRIBUTION

The primary responsibility of Hydro-Québec Distribution is to deliver electricity to Québec customers. To fulfill this responsibility, Hydro-Québec Distribution purchases Heritage Pool Electricity from Hydro-Québec Production and, to meet demand beyond that volume, purchases additional electricity under market conditions by issuing calls for tenders from suppliers in the market (see “Regulatory Framework – Energy Board Act”).

Our distribution system is comprised of 68,100 miles of medium voltage lines (almost exclusively 25 kV), as well as 38,100 miles of low voltage lines. Approximately 10% of all such lines are underground.

We sell to a wide range of customers, from industrial users, which accounted for 42.2% of sales volume in 2007, to residential customers and farms, which represented 34.7% of sales volume in the same period. Revenues are also derived from sales to commercial and institutional customers as well as municipalities.

Through marketing efforts, we have developed some flexibility in the management of our system. We currently have 1,600 MW of interruptible power and 810 MW of concurrent peak-saving capacity in our residential dual-energy market.

We have entered into nine special agreements with various industrial customers for whom electricity costs represent a substantial proportion of total production costs. Some of these agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum produced by those customers. We manage the exposure to fluctuations in aluminum prices resulting from these contracts by entering into financial transactions, such as futures or swaps (see “Note 16 to the 2007 Consolidated Financial Statements”). In 2007, deliveries under these agreements accounted for approximately 38% of the total energy deliveries to industrial users.

Hydro-Québec Distribution relies on various sources to supply the Québec market. To meet requirements in excess of the Heritage Pool Electricity reserved for it by Hydro-Québec Production, Hydro-Québec Distribution issues short- and long-term calls for tender. For requirements of less than three months, it may also buy electricity directly on the market, without a call for tender, under an exemption granted by the Energy Board. For unforeseen needs that cannot be met otherwise, it relies on a framework agreement with Hydro-Québec Production covering the period from January 1, 2007 to December 31, 2008.

Further to calls for tenders issued since 2002, Hydro-Québec Distribution signed contracts with Hydro-Québec Production for the supply of 600 MW over a 20-year period beginning in March 2007 and with six independent producers for the supply of more than 1,500 MW (including 990 MW of wind-generated electricity) for deliveries beginning between July 2006 and December 2012.

The following table summarizes these contracts.

LONG-TERM CONTRACTS AWARDED BY TENDER

Producers	Type of power	Capacity (MW)	Starting Date	Expiry Date
Hydro-Québec Production	Hydroelectric	600	2007	2027
Trans-Canada Energy Ltd	Cogeneration	507	2006	2026
Cartier Wind Energy Inc.	Wind	740	2006 to 2012	2026 to 2032
Northland Power Inc.	Wind	250	2009 and 2010	2029 to 2030
Bowater Canadian Forest Products Inc.	Forest biomass cogeneration	17	2006	2026
Kruger Inc.	Forest biomass cogeneration	16	2007	2027
Tembec inc.	Forest biomass cogeneration	8	2008	2028

In 2005, Hydro-Québec Distribution issued a call for tenders for an additional 2,000 MW of wind-generated electricity, with deliveries starting no later than December 2010. The retained bids will be announced in Spring 2008.

In 2007, pursuant to calls for tenders for the sale of excess energy, Hydro-Québec Distribution signed 73 contracts for a maximum of 600 MW/month for the period from April through September 2007. Also in 2007, Hydro-Québec Distribution and TransCanada Energy Ltd. agreed to the suspension of a long-term contract of 507 MW for the year 2008, with another possible suspension for 2009.

Calls for tenders could be made in the coming years in order to balance energy supply and demand in Québec (see “Regulatory Framework – Energy Board Act”).

ELECTRICITY RATES

Under the applicable provisions of the Energy Board Act, rates are fixed or modified by the Energy Board (see “Regulatory Framework – Energy Board Act”). Rates are fixed to allow recovery of authorized service costs, including estimated supply costs, and a reasonable rate of return on shareholder’s equity. In February 2008, the Energy Board approved an average rate increase of 2.90% effective April 1, 2008.

The following table shows rate increases applicable for each year, from 2003 to 2008, as well as annual inflation rates:

	2003	2004		2005	2006	2007	2008
Rate increase as of April 1	nil	4.45	% (1)	1.2%	5.33%	1.92%	2.90%
Inflation Rate (2)	2.8%	1.8%		2.2%	2.0%	2.2%	2.0	% (3)

(1)	For 2004: 3% effective January 1 and 1.41% effective April 1.

(2)	Canadian Consumer Price Index for the calendar year.

(3)	Estimate.

ELECTRICITY SALES AND REVENUE

The following table summarizes electricity sales and revenue in Québec, by category of customers, for the years 2003 through 2007.

ELECTRICITY SALES AND REVENUE IN QUÉBEC

	Years ended December 31
	2003	2004	2005	2006	2007
	(in GWh)
Electricity Sales, by Category
Residential and farm	57,217	58,002	57,269	56,722	60,046
General and institutional	32,314	33,137	33,463	32,440	34,751
Industrial	72,546	69,722	73,447	73,297	73,005
Other	5,014	5,026	4,998	4,878	5,353

Total Electricity Sales	167,091	165,887	169,177	167,337	173,155

	(in millions of dollars)
Revenue from Electricity Sales, by Category
Residential and farm	$3,504	$3,690	$3,690	$3,775	$4,144
General and institutional	2,096	2,234	2,284	2,356	2,602
Industrial	2,742	2,751	2,892	3,022	3,336
Other	236	247	255	249	286

Total Revenue from Electricity Sales	$8,578	$8,922	$9,121	$9,402	$10,368

	(as at December 31)
Number of Customer Accounts, by Category
Residential and farm	3,343,271	3,399,776	3,450,455	3,501,709	3,554,443
General and institutional	281,997	282,748	283,616	295,618	299,524
Industrial	13,383	13,117	12,796	12,032	11,565
Other	5,812	5,634	5,643	5,767	3,440

Total Number of Customer Accounts	3,644,463	3,701,275	3,752,510	3,815,126	3,868,972

CONSTRUCTION

Hydro-Québec Équipement carries out engineering and construction services for hydroelectric development projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement, where such work is handled by the SEBJ. Hydro-Québec Équipement also builds power transmission lines and substations throughout Québec.

CORPORATE AND OTHER ACTIVITIES

This segment encompasses our Technology Group, which was created in February 2006, and corporate services such as the procurement of goods and services, finance and human resources. The following are under the supervision of the Technology Group:

•	Hydro-Québec CapiTech inc. (“HQ CapiTech”) (wholly-owned; a venture capital company investing in businesses that provide energy-related high-technology products and services);

•

Hydro-Québec IndusTech inc. (“HQ IndusTech”) (wholly-owned; it holds a 64.82% interest in TM4 inc., a joint venture with Groupe Industriel Marcel Dassault, which is pursuing the development of an electrical motor for automobiles); and

•	Institut de recherche d’Hydro-Québec (“IREQ”) (our energy-technology research and development division).

In 2006, we sold our interests in foreign holdings previously held through Hydro-Québec International inc. (“HQI”) and TransÉnergie HQ Inc. for a gain of approximately $917 million (see “Management’s Discussion and Analysis – Segmented Information – Corporate and Other Activities”). In 2007, we completed the sale of HQI’s foreign holdings by concluding the sale of DirectLink, in Australia, for a gain of approximately $18 million.

CORPORATE OUTLOOK

DEVELOPMENT STRATEGY

In September 2006, we presented our five-year Strategic Plan (the “Strategic Plan”) for the 2006-2010 period. This Strategic Plan was discussed in a parliamentary commission in 2006.

The Strategic Plan sets forth three main priorities: energy efficiency; complementary development of hydroelectric and wind power, the two main renewable energy sources in Québec; and technological innovation. More specifically, we plan:

•	to promote conservation of energy by investing in energy saving programs;

•	to increase our hydroelectric generating capacity by accelerating project development and by creating a portfolio of projects with a total generating capacity of 4,500 MW;

•	the complementary development of our hydroelectric capacity and of up to 4,000 MW of wind power by 2015;

•	to increase, with technological innovations, the productivity of our generating facilities, reduce losses on our transmission and distribution systems and make buildings more energy-efficient; and

•	the development of innovative energy efficiency technologies.

In 2008, Hydro-Québec expects to earn net income of $2.6 billion, which is $100 million more than the amount indicated in the financial outlook of the Strategic Plan 2006–2010. This projection takes into account the fact that water-power royalties paid to the Government by Hydro-Québec Production will increase by approximately $300 million, primarily because in 2007, a transition year, the half-rate rule applied.

Hydro-Québec plans to invest $4.4 billion in 2008. A substantial portion of these investments, 60%, will be devoted to development and growth activities, while 40% will be used to finance work to ensure the long-term operability of facilities.

Hydro-Québec Production will continue to increase hydroelectric production capacity in Québec. In 2008, it will continue work on the Eastmain-1-A/Sarcelle/Rupert project (construction began in 2007) and permitting for the Romaine complex. It will also complete the commissioning of Péribonka generating station and will gradually begin commissioning Chute-Allard and Rapides-des-Coeurs generating stations. In addition, Hydro-Québec Production will continue to facilitate the integration of wind power by compensating for fluctuations in wind farm output.

Hydro-Québec TransÉnergie will continue its efforts to enhance service quality and the reliability and security of the power transmission system. To meet the growing demand in Québec, Hydro-Québec TransÉnergie will carry out several major projects to bring new hydroelectric and wind power facilities onto the grid, in particular Eastmain-1-A and Sarcelle powerhouses and the wind farms built in response to Hydro-Québec Distribution’s first call for tenders. As well, Hydro-Québec TransÉnergie will work to ensure the long-term operability of its transmission assets, including interconnections with neighboring systems. It will also complete the connection of Péribonka, Chute-Allard and Rapides-des-Coeurs generating stations while continuing work related to the new interconnection with Ontario.

Hydro-Québec Distribution will continue to deliver reliable electricity and quality services to its Québec customers. At the beginning of 2008, it completed the final step in implementing the Customer Information System. It will pursue its investments to automate the distribution grid and ensure the long-term operability of its facilities while analyzing various solutions to improve its operating efficiency, such as remote meter reading using radio technology. During the year, Hydro-Québec Distribution will also disclose the bidders selected in its tender call for a second block of wind power. Finally, it will continue to implement the Energy Efficiency Plan (which includes measures for low-income households) to achieve the objective of 4.7 TWh in energy savings set for 2010.

Finally, we expect to present our 2009-2013 Strategic Plan in Fall 2008.

GENERATIONS FUND

As stipulated in the Watercourses Act (Québec), Hydro-Québec Production will pay the same statutory royalties as those paid by private producers of hydro-electricity in Québec. These water-power royalties, which will be paid to the Government, consist of a statutory royalty for the electricity delivered during the year and a contractual royalty payable pursuant to the contract awarded for the operation of a generation station.

For 2008, these royalties, indexed annually to the Consumer Price Index, consist of:

•	a statutory royalty of $2.77 ($2.72 in 2007) per thousand kilowatt-hours of electricity produced; and

•	a contractual royalty of $0.651 ($0.639 in 2007) per thousand kilowatt-hours of electricity produced.

Under the Generations Fund Act, payment of these royalties is being phased in over two years, beginning January 1, 2007. These royalties totaled $263 million for 2007 (for this transition year, the half-rate rule applied) and are expected to total $565 million for 2008.

CAPITAL INVESTMENT PROGRAM

Our capital investment program includes capital expenditures for fixed and intangible assets and investments in energy efficiency programs. The following table is a summary of our projected capital investments affecting cash for the years 2003 through 2007. The table also includes estimates for 2008 and the two-year period 2009 and 2010; these estimates are based on, among other things, a projected growth in demand for electricity in Québec of 0.5% yearly for the next three years. In 2007, capital investments in fixed and intangible assets, excluding energy efficiency programs, totaled $3,464 million.

CAPITAL INVESTMENTS AFFECTING CASH

						Estimated
	2003	2004	2005	2006	2007	2008	2009 and 2010
	(millions of dollars)
Fixed and Intangible Assets
Generation	$1,428	$1,820	$1,780	$1,615	$1,807	$1,909	$4,704
Transmission (1)	609	541	733	882	778	1,330	2,604
Distribution	540	601	645	690	721	754	1,758
Construction	4	11	6	4	3	6	14
Corporate and Other Activities	158	98	129	157	155	144	220

	2,739	3,071	3,293	3,348	3,464	4,143	9,300
Energy Efficiency Programs	10	41	91	149	172	251	508

Total Investments	$2,749	$3,112	$3,384	$3,497	$3,636	$4,394	$9,808

(1)	Includes sub-transmission.

The Sainte-Marguerite-3 and Rocher-de-Grand-Mère generating stations were completed in 2004, Toulnustouc in 2005 and
Eastmain-1 in 2006.

In 2007, the commissioning of the $176 million Mercier generation station in the Outaouais region was completed and added 51 MW to our installed capacity and 0.3 TWh to our annual output. The first generating unit at Péribonka, in the Saguenay-Lac-St-Jean region, also came on stream in November 2007 and the remaining two units came into operation in the first quarter of 2008. The Péribonka plant has an installed capacity of 385 MW and an annual output of 2.2 TWh. The total cost of the project is approximately $1.4 billion. Moreover, Sainte-Marguerite-3 reached its full 884-MW capacity following the recommissioning of its second unit in 2007.

The Chute-Allard and Rapides-des-Coeurs developments on the Saint-Maurice River are close to completion. Commissioning will begin in Spring 2008 and will continue over the next year. The two generating stations will have a combined installed capacity of 139 MW and annual output of 0.9 TWh, at an expected total cost of $960 million.

After obtaining the necessary governmental approvals, we began construction of the Eastmain-1-A/Sarcelle/Rupert project in the James Bay Region in 2007. The cost of work is estimated at $5.0 billion, making it Québec’s largest hydroelectric project of the decade. This project consists of building two generating stations and diverting part of the Rupert River into the Eastmain-1 reservoir and from there to the lower Grande Rivière. This partial diversion will increase the output of three existing powerhouses. Once completed, this project will add 893 MW to our installed capacity and will have annual output of 8.5 TWh. The project’s various components will come into operation in stages from the end of 2009 until 2012.

The environmental impact assessment for the Romaine hydroelectric complex was tabled with the relevant authorities in January 2008. The estimated $6.5-billion project calls for four generation stations with a total installed capacity of 1,550 MW and annual output of 8.0 TWh to be developed on the Romaine River in the Mingan Region. Should construction commence in Summer 2009, commissioning of the facilities should begin by late 2014 and be completed by the end of 2020.

We are continuing preliminary studies related to the construction of a 1,550 MW complex on the Petit Mécatina River, about 186 miles east of the Romaine River. This initial phase, scheduled to end in Spring 2008, will allow us to determine the development’s configuration and cost.

Allocation of Capital Expenditures for our Generation, Transmission and Distribution Business Segments

The following tables summarize the allocation of estimated capital expenditures for 2008 and for the two-year period 2009 and 2010 among our three major business segments:

GENERATION BUSINESS SEGMENT

	Available Power	Planned Date of Operation	Estimated Capital Expenditures
			2008		2009 and 2010
	(MW)		(millions of dollars)
MAIN REHABILITATION PROJECTS
Improvement and rebuilding of facilities	—	Continuous program	$497		$1,730

ONGOING GENERATION PROJECTS
Péribonka	385	2008	58		4
Chute-Allard and Rapides-des-cœurs	139	2008-2009	163		31
Eastmain-1-A/Sarcelle/Rupert powerhouse	893	2009-2012	1,042		2,281

PROJECTS ALREADY COMMISSIONED	—	2008 and prior years	57		49

GENERATION PROJECTS UNDER STUDY
Complexe La Romaine	1,550	2014-2020	43		517

OTHER	—	—	49	(1)	92	(2)

			$1,909		$4,704

(1)	Includes 81.7% in equipment and 18.3% in buildings.

(2)	Includes 80.5% in equipment and 19.5% in buildings.

TRANSMISSION BUSINESS SEGMENT

	Planned Date of Operation	Estimated Capital Expenditures
		2008		2009 and 2010
		(millions of dollars)
TRANSMISSION FACILITIES (1)
Equipment improvement (2)	Continuous program	$646		$1,505
System improvement program
Rapides-des-Coeurs and Chute-Allard integration	2007-2008	5		—
Péribonka integration	2007-2008	11		1
Wind Power interconnection – 990 MW	2007-2012	116		228
Saraguay substation	2008	25		—
Saint-Lin substation	2008	30		5
Ontario interconnection	2008-2009	255		72
Saint-Maxime substation	2008-2010	14		25
315 kV Chenier – Outaouais line	2010	12		197
Sorel substation	2010	13		35
Soulanges substation	2010	8		18
Eastmain-1-A and Sarcelle integration	2010-2011	8		153
Hauterive substation (Alcoa)	2012-2013	16		26
La Romaine integration	2014-2017	6		25
OTHER		165	(3)	314	(4)

		$1,330		$2,604

(1)	Includes sub-transmission facilities.

(2)	Includes system maintenance and demand growth.

(3)	Includes 16.0% in equipment, 3.6% in buildings, 57.0% in telecommunications and 23.4% in technology.

(4)	Includes 16.7% in equipment, 3.9% in buildings, 70.9% in telecommunications and 8.6% in technology.

DISTRIBUTION BUSINESS SEGMENT

	Estimated Capital Expenditures
	2008		2009 and 2010
	(millions of dollars)
DISTRIBUTION SYSTEM (1)
System maintenance	$212		$653
System improvements and demand growth	400		818
OTHER	142	(2)	287	(3)

	$754		$1,758

(1)	Includes investments in distribution facilities and investments in generation and transmission facilities of our off-grid systems.

(2)	Includes 59.2% in equipment, 24.9% in buildings and 15.9% in telecommunications and technology.

(3)	Includes 64.4% in equipment, 22.8% in buildings and 12.8% in telecommunications and technology.

Cash Requirements

The total estimated cash requirements for 2008 are approximately $7.5 billion, and include approximately $4.4 billion in capital investments, approximately $1.0 billion for long-term debt repayment and sinking fund redemption and approximately $2.1 billion for the payment of dividends declared for 2007. Our self-financing ratio (defined as cash from operations less dividends paid, divided by the sum of investments (excluding net changes in short-term investments), long-term debt maturities and sinking fund redemption) is expected to be 49.9% in 2008, compared to 61.9% in 2007.

We estimate that cash requirements for capital investments, long-term debt repayment and sinking fund redemption will amount to approximately $11.3 billion in aggregate for the two-year period 2009 and 2010.

REGULATORY FRAMEWORK

Hydro-Québec Act

Under the provisions of the Hydro-Québec Act, we are mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see “Note 18 to the 2007 Consolidated Financial Statements”). In its latest budget tabled in March 2008, the Government announced that Hydro-Québec’s dividend policy was revised and raised to its distributable surplus which is close to 75% of net income. This change of policy began with the dividend payable for our fiscal year ending December 31, 2007.

Energy Board Act

The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Energy Board exclusive authority to determine or modify our rates and conditions under which electricity is transmitted and distributed by us. Hydro-Québec TransÉnergie and Hydro-Québec Distribution’s activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Act stipulates that rates are determined on a basis that allows for recovery of the cost of service plus a reasonable return on the rate base.

The Energy Board consists of seven full-time members appointed by the Government and, in the exercise of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors. The Energy Board Act was amended in December 2006 to grant the Energy Board new powers regarding energy efficiency programs and actions as well as mandatory reliability standards.

Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

The Energy Board has the authority to:

•	fix, or modify, after holding public hearings, our rates and conditions for the transmission and distribution of electric power;

•	approve our electric power supply plan;

•	designate a reliability coordinator for Québec and adopt the standards of reliability proposed by the designated reliability coordinator;

•	authorize our transmission and distribution investment projects;

•	approve our distribution commercial programs; and

•	rule upon complaints from customers concerning rates or services.

Generation

The Energy Board’s jurisdiction does not extend to generation.

Transmission

Transmission rates and service terms and conditions are subject to approval by the Energy Board. On February 29, 2008, the Energy Board approved an annual rate of $70.82/kW/year for firm point-to-point service with a rate rider (a rate rider is a temporary credit or charge approved by a regulator) for 2008 of minus $1.16/kW/year and an hourly rate of $8.08/MWh, applicable retroactively as of January 1, 2008, and set the amount payable for transmission of the native load supply at $2,528,628,100 per year with a rate rider for 2008 of minus $41,417,800. The Energy Board also approved the proposed terms and conditions for its Open Access Transmission Tariff.

On August 14, 2007, the Direction – Contrôle des mouvements d’énergie (System Control unit) of Hydro-Québec TransÉnergie was designated the reliability coordinator for Québec by the Energy Board.

Distribution

Electricity required to meet Québec’s needs in excess of the Heritage Pool Electricity must be purchased through a competitive bidding process. The Energy Board approved our Electricity Supply Plan 2005-2014, as well as our Call for Tenders and Contract Awarding Procedure and Code of Ethics on Conducting Calls for Tenders. Purchase contracts for electricity in excess of the Heritage Pool Electricity are subject to the approval of the Energy Board.

In August 2007, Hydro-Québec Distribution filed with the Energy Board an application to modify its rates and certain conditions regarding the distribution of electricity in Québec for the rate year beginning April 1, 2008. On February 26, 2008, the Energy Board granted an average rate increase of 2.9% to Hydro-Québec Distribution.

National Energy Board Act

Our exports of electric power are subject to the National Energy Board Act which provides that a permit or license must be obtained from the National Energy Board of Canada (the “National Board”) for such exports. We hold the following four permits for short-term exports (contracts of five years or less):

•

two permits expiring on December 31, 2010 authorizing us to export annually, for a continuous period of no more than five years for any single contract, up to 30 TWh of interruptible energy and up to 20 TWh of firm energy to the United States;

•

two permits granted to our subsidiary, HQEM, expiring on April 7, 2009. These permits allow HQEM, as a power marketer outside Québec, to export annually to the United States up to 30 TWh of firm and interruptible energy from interconnections located in other provinces, under contracts with a term of five years or less.

Each of these permits allows us to take advantage of the spot market in the United States; however, long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the National Board.

On March 5, 2007, HQEM’s permit to export natural gas to the United States was renewed for a two-year period.

The National Board also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Certificates of Public Convenience and Necessity issued by the National Board.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, and, to some extent, municipal by-laws.

Before beginning new construction, our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval by government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

Environmental protection is a central concern of Hydro-Québec. Most activities that have an impact on the environment are governed by ISO 14001—certified environmental management system. ISO 14001 is the environmental management standard of the International Organization for Standardization. In addition, every year, we review our management of environmental issues and publish a Sustainability Report.

LITIGATION

Innus of Takuikan Uashat Mak Mani-Utenam

On December 30, 2003, representatives of the Innus of Takuikan Uashat Mak Mani-Utenam instituted an action against the Attorney-General of Canada, the Attorney-General of Québec and us seeking judicial recognition of their aboriginal rights and of their unextinguished Indian title over certain areas of land in Québec. Plaintiffs who claim not to be parties to the 1975 James Bay and Northern Québec Agreement (the “Agreement”) allege that the Agreement and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon the plaintiffs. The plaintiffs seek various orders, including rendering of accounts and revenue sharing for the unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands, and awarding damages from Canada, Québec and us, jointly and severally, in an amount of up to $1.5 billion (subject to further increase by the plaintiffs). In June 2005, as requested by the parties, the Québec Superior Court suspended the legal action for five years. Negotiations are ongoing between the governments and the Innus.

Innus of Pessamit

In November 2006, the Innus of Pessamit re-activated an action which was filed in 1998 against the Attorney-General of Canada, the Attorney-General of Québec and us seeking judicial recognition of their aboriginal rights and title over certain areas of land in Québec where our Manicouagan-Outardes hydroelectric facilities are located. The Innus intend to seek various orders including an award of damages against Canada, Québec and us, jointly and severally, in an amount of $11 billion. With Québec, we intend to contest this claim.

EMPLOYEES

We had 19,459 permanent employees as at December 31, 2007, and an average of 3,910 temporary employees during 2007. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent approximately 85% of our work force.

Eight collective agreements govern the working conditions of our unionized employees. These collective agreements provide for a profit-sharing plan tied to the attainment of our business objectives and for annual salary increases of 2% through 2008, except for our 3,300 specialists who have already agreed to a further 2% increase in 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Income from continuing operations totaled $2,882 million, compared to $2,797 million last year, when a $234-million non-recurring foreign exchange gain was recognized. This result is primarily due to a $290-million increase in net electricity exports.

Income from discontinued operations totaled $25 million in 2007, mainly as a result of a gain on the sale of our interest in DirectLink, in Australia. This transaction, which was concluded on February 28, 2007, marked the completion of our plan to dispose of HQI’s foreign holdings.

Net income declined by $834 million from 2006 to $2,907 million, mainly as a result of gains of $917 million on the sale of assets in 2006, including $813 million for the sale of our interest in HQI Transelec Chile S.A. (“Transelec”), in Chile.

Revenue totaled $12,330 million, an increase of $1,169 million (11%) from 2006. Revenue from electricity sales reached $11,985 million, compared to $10,551 million in 2006, an increase of $1,434 million due to higher electricity sales in Québec ($966 million) and outside Québec ($468 million). Other revenue decreased by $265 million, primarily due to the recognition in the second quarter of 2006 of a non-recurring foreign exchange gain in the amount of $234 million on debts and swaps denominated in U.S. dollars.

Total expenditure reached $6,936 million, an increase of $784 million from 2006. This was mainly due to a $240-million increase in electricity and fuel purchases and the payment of water-power royalties to the Government since January 2007 for $263 million.

Return on equity totaled 15.0%, compared to 20.6% in 2006. The exceptional return on equity in 2006 included gains of $917 million on the sale of foreign interests.

Cash from operations totaled $5.2 billion, an increase of $1.2 billion from 2006. Among other things, this cash allowed us to pay the dividends of $2,342 million declared in 2006 and to finance a large part of our investments. The size of our capital program, which reached $3.6 billion in 2007, compared to $3.5 billion in 2006, reflects our continued involvement in major projects in the Generation and Transmission sectors, such as the Eastmain-1-A/Sarcelle/Rupert development, which got under way in the first quarter of 2007, and a new interconnection with Ontario.

Dividends declared from 2003 to 2007 total $7.9 billion.

CONSOLIDATED RESULTS

Income from continuing operations increased to $2,882 million, from $2,797 million last year (which included a non-recurring foreign exchange gain in the amount of $234 million). This result is primarily due to a $290-million increase in Hydro-Québec Production’s net electricity exports due to a higher sales volume and favorable market conditions.

Revenue increased by $1,169 million (11%) to total $12,330 million in 2007. Revenue from electricity sales increased by $1,434 million (14%) and reached $11,985 million. Sales in Québec accounted for $10,368 million, an increase of $966 million (10%), for a volume increase of 5.8 TWh over 2006. On markets outside Québec, revenue totaled $1,617 million, an increase of $468 million (41%). Other revenue decreased by $265 million (-43%), mainly due to the recognition as at June 30, 2006, of a $234-million non-recurring foreign exchange gain on debts and swaps denominated in U.S. dollars.

The $966-million increase in revenue from electricity sales in Québec primarily resulted from colder temperatures in 2007, higher revenue from special contracts with large industrial customers, for which the risks are assumed by Hydro-Québec Production, and rate adjustments that came into effect on April 1, 2006 and 2007.

The $468-million increase in revenue from electricity sales outside Québec resulted from a higher export volume for Hydro-Québec Production and, to a lesser extent, Hydro-Québec Distribution’s resale transactions.

Total expenditure totaled $6,936 million, which is an increase of $784 million compared to 2006.

Operating expenses increased from $2,394 million in 2006 to $2,545 million in 2007. This $151-million increase is due to inflation and a higher volume of activity. Underlying factors were the commissioning of Eastmain-1 and Mercier generating stations by Hydro-Québec Production, stepped-up system maintenance and vegetation control activities by Hydro-Québec Distribution and the additional costs incurred by Hydro-Québec Distribution for the third and final phase in the deployment of the Customer Information System. Higher pension costs also contributed to the increase in operating expenses.

Electricity and fuel purchases totaled $1,555 million in 2007, an increase of $240 million compared to 2006. This $240-million variance is mainly due to a $247-million increase in electricity purchases in excess of the Heritage Pool Electricity by Hydro-Québec Distribution.

Depreciation and amortization expense totaled $1,991 million, compared to $2,007 million in 2006. Depreciation of property, plant and equipment increased by $93 million due to the commissioning of several facilities. However, there was a net decrease of $120 million resulting from the amortization of regulatory assets and liabilities according to the conditions stipulated by the Energy Board. Of the $262 million in regulatory liabilities recognized in 2006 for cost variances in electricity purchases in excess of the Heritage Pool Electricity, $251 million was amortized in 2007, which reduced the depreciation and amortization expense by an equivalent amount. Conversely, the partial amortization of the regulatory asset related to native load transmission service costs recognized in 2006 following an Energy Board decision increased this expense by $70 million. It should be noted that amortization of these two items was taken into account in setting the rates that came into force in April 2007.

Taxes were $816 million, an increase of $287 million over 2006, including $263 million due to the January 2007 introduction of water-power royalties payable to the Government by Hydro-Québec Production.

Regulatory deferrals in 2007 led to the recognition of a $57-million regulatory asset and regulatory liabilities of $86 million.

Two factors underlying these deferrals relate to revenue from transmission services. First, the Energy Board handed down a decision in March 2007 regarding transmission rates to be charged by Hydro-Québec TransÉnergie effective January 1, 2007. This decision translated into an increase of $57 million in native load transmission revenue, reflecting the cost of the infrastructure needed to meet demand growth in Québec. Since distribution rates for 2007 had already been set, the $57-million increase resulted in the recognition of a regulatory asset in the same amount.

Second, the Energy Board established a new variance account in 2007 corresponding to the difference between revenue forecasts for point-to-point transmission services recognized by the Energy Board for the purpose of setting transmission rates and actual revenue from point-to-point transmission services. This mechanism makes it possible to attribute positive or negative revenue variances to customers of native load transmission services and long-term point-to-point transmission services. Since actual revenue for 2007 exceeded forecasts, an amount of $50 million was recorded as a regulatory liability.

In addition, the actual cost of supplying electricity in excess of the Heritage Pool Electricity was lower than the cost forecasted for the purpose of rate-setting by the Energy Board. A $36-million regulatory liability was therefore recorded, bringing the total regulatory liabilities recognized in 2007 to $86 million.

In 2006, a regulatory asset totaling $340 million was recognized for transmission service costs for 2005 and 2006. In addition, a regulatory liability in the amount of $262 million was recorded in 2006 to reflect that the actual cost of supply in excess of the Heritage Pool Electricity was lower than the costs forecasted for rate-setting purposes.

Financial expenses totaled $2,512 million, compared to $2,212 million in 2006. This $300 million increase is partially due to higher interest rates on capital markets. In addition, the adoption of new accounting standards for financial instruments, which abolished the transitional rules implemented in 2004, gave rise to an upward adjustment of retained earnings as at January 1, 2007, and terminated the amortization of a deferred gain. Other factors contributing to the increase in financial expenses were lower capitalized financial expenses, resulting from a decrease in the average value of property, plant and equipment under construction (due in particular to the commissioning of Eastmain-1 powerhouse in the second half of 2006), as well as higher guarantee fees and the fact that no interest was allocated to discontinued operations in 2007.

Income from discontinued operations was $25 million in 2007, compared to $944 million in 2006. The 2007 income primarily reflects an $18-million gain on the sale of our interest in DirectLink, in Australia. 2006 income included disposal gains totaling $917 million, including $813 million from the sale of our interest in Transelec, in Chile.

Net income totaled $2,907 million, compared to $3,741 million in 2006. This $834-million decrease is mainly due to gains of $917 million on the sale of assets in 2006 and the recognition of a non-recurring foreign exchange gain in the amount of $234 million during the same year. The difference was mitigated, however, by a $290-million increase in net electricity exports in 2007.

	2006	2007
	(in millions of dollars)
OPERATIONS AND DIVIDENDS
Revenue	$11,161	$12,330
Operating income	$5,009	$5,394
Income from continuing operations	$2,797	$2,882
Income from discontinued operations	$944	$25
Net income	$3,741	$2,907
Dividends declared	$2,342	$2,095

BALANCE SHEETS
Total assets	$63,254	$64,852
Property, plant and equipment	$51,854	$53,228
Long-term debt, including current portion and perpetual debt	$34,427	$34,534
Equity	$18,840	$20,892

RATIOS
Return on equity	20.6%	15.0%
Capitalization	36.1%	37.5%
Self-financing	86.5%	61.9%
Interest coverage	2.06	2.13

Note: Certain comparative figures have been reclassified to reflect the presentation adopted for 2007.

FINANCIAL POSITION

Operating Activities

Cash from operating activities totaled $5,159 million in 2007, compared to $4,005 million in 2006. These funds were used to finance a large part of our investments and to pay the dividends declared for 2006.

Investing Activities

In 2007, Hydro-Québec invested $3.6 billion in property, plant and equipment, intangible assets and the Energy Efficiency Plan, compared to $3.5 billion in 2006. Of this total, $2.0 billion was invested in development projects and $1.4 billion to maintaining or improving the quality of assets, while $0.2 billion went to the Energy Efficiency Plan.

Hydro-Québec Production invested a total of $1,807 million in 2007, compared to $1,615 million in 2006. A large portion of this amount, $1,404 million, was invested in development projects, such as Eastmain-1-A/Sarcelle/Rupert, Péribonka (where the first of the three generating units was commissioned in the last quarter of 2007), Chute-Allard and Rapides-des-Coeurs hydroelectric developments and Mercier generating station. The amounts allocated to assets’ maintenance and improvement totaled $403 million. Hydro-Québec Production also continued the rehabilitation and refitting of several facilities, including Beauharnois, La Tuque and Outardes-4, as well as draft-design studies for the refurbishment of Gentilly-2 nuclear generating station.

Capital spending at Hydro-Québec TransÉnergie totaled $778 million, approximately 40% of it to meet demand growth in Québec. This included connecting Péribonka, Chute-Allard and Rapides-des-Coeurs generating stations to the grid, as well as building a new, 1,250-MW interconnection with Ontario, to be commissioned in phases until 2010. The remainder was devoted to long-term transmission system operability and the improvement of service quality.

Hydro-Québec Distribution invested $721 million in capital projects to meet demand growth, ensure the long-term operability of the distribution system and enhance service quality. An additional $172 million went to the Energy Efficiency Plan.

Financing Activities

Net issuance of long-term debt in 2007 totaled $550 million.

Hydro-Québec’s gross borrowings, including net disbursements in the amount of $481 million relating to credit risk management, totaled $1,543 million, compared to $3,955 million in 2006.

The borrowing program included the reopening, on January 19, August 8, October 5, and December 10, 2007, of a bond issue maturing in February 2045. These operations raised $2,028 million at an average rate of 4.9%, exclusively on the Canadian market.

The proceeds of all these activities financed a portion of our investments and were also used to refinance debt maturing in 2007.

Hydro-Québec has access to the following preauthorized funding sources:

PREAUTHORIZED FUNDING SOURCES

Type of financing	Authorized volume	Market	Outstanding as at December 31, 2007
Credit lines	US$350 million or C$350 million C$40 million US$110 million		— — —
Standby credit [a,b]	US$2,000 million		—
Commercial paper [a]	US$2,250 million or equivalent in C$	United States or Canada	C$29 million
Medium-term notes [a]	US$3,000 million or equivalent in other currency	United States	US$440 million
	C$16,000 million or equivalent in US$	Canada	C$12,166 million

(a) Guaranteed by the Government.

(b) Committed facility.

Hydro-Québec’s credit ratings are presented in the table below:

CREDIT RATINGS

	2007		2006
	Commercial Paper	Long-term	Commercial paper	Long-term
U.S. agencies
Moody’s	P-1	Aa2 stable	P-1	Aa2 stable
Fitch Ratings	F1+	AA- stable	F1+	AA- stable
Standard & Poor’s	A-1+	A+	A-1+	A+
Canadian agency
DBRS	R-1 (middle)	A (high) stable	R-1 (middle)	A (high) stable

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency, and each rating should be evaluated independently of any other rating.

Dividends and Capitalization Rate

Since Hydro-Québec has met all the requisite conditions stated in the Hydro-Québec Act (see “Note 18 to the 2007 Consolidated Financial Statements”), with a capitalization rate of 39.8% at year end, dividends totaling $2,095 million were declared for 2007. When these dividends are factored in, the capitalization rate stands at 37.5%.

Dividends declared from 2003 to 2007 total $7.9 billion.

SEGMENTED INFORMATION

As in 2006, Hydro-Québec had four operating segments, namely Generation, Transmission, Distribution and Construction, as well as activities grouped under Corporate and Other Activities. The main change made to the organizational structure in 2007 relates to the transfer of information technology activities from the Human Resources and Shared Services Group to the Technology Group. These groups’ results are presented under Corporate and Other Activities.

Moreover, in connection with Hydro-Québec TransÉnergie’s 2008 rate application, the Energy Board approved, on February 15, 2008, the inclusion of telecommunications assets related to transmission activities in the rate base. These assets, which were transferred from the Technology Group to Hydro-Québec TransÉnergie, as well as the related investment projects, have therefore been regulated since January 1, 2008. However, management of telecommunications activities remains the responsibility of the Technology Group. Costs related to these assets were already taken into account in the rate-setting.

SEGMENTED FINANCIAL INFORMATION

	2007
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Hydro-Québec [a]
	(in millions of dollars)
Revenue	$6,752	$2,787	$10,508	$2,150	$1,281	$12,330
Income before financial expenses	$3,257	$1,188	$879	$—	$83	$5,419
Total assets	$29,495	$16,047	$11,833	$263	$7,474	$64,852
Net income	$2,077	$396	$395	$—	$27	$2,907

	2006
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Hydro-Québec [a]
	(in millions of dollars)
Revenue	$6,164	$2,841	$9,543	$1,999	$1,251	$11,161
Income before financial expenses	$3,172	$1,356	$449	$1	$967	$5,953
Total assets	$28,674	$15,879	$11,430	$214	$7,272	$63,254
Net income	$2,114	$632	$42	$2	$944	$3,741

(a)	Includes the intersegment eliminations presented in Note 23 to the 2007 Consolidated Financial Statements.

Note: Certain comparative figures have been reclassified to reflect the presentation adopted for 2007.

Segment Highlights

Since debt and financial expenses are managed for the company as a whole but allocated among the various operating segments, income before financial expenses is presented for each segment:

The Generation segment recorded income before financial expenses of $3,257 million, an increase of $85 million compared to 2006, when a non-recurring foreign exchange gain in the amount of $234 million was recognized on debts and swaps denominated in U.S. dollars. This result is mainly due to higher net electricity exports;

The Transmission segment recorded income before financial expenses of $1,188 million, compared to $1,356 million in 2006. This decrease results mainly from lower transmission revenue for the native load. Following a decision handed down by the Energy Board in April 2006, a non-recurring amount of $170 million for 2005 was recorded with 2006 revenue as native load transmission revenue, giving rise to a $170-million decrease in 2007;

The Distribution segment recorded income before financial expenses of $879 million, compared to $449 million in 2006. This growth is due to the fact that a $262-million liability was recorded in 2006 for electricity purchases in excess of the Heritage Pool Electricity and that, in accordance with the conditions set by the Energy Board, $251 million of this liability was amortized in 2007, reducing amortization expense by the same amount. The increase in revenue from electricity sales was offset in large part by the higher volume of electricity purchases in excess of the Heritage Pool Electricity and by higher transmission costs; and

The Construction segment recorded a volume of activity of $2,150 million, compared to $1,999 million in 2006. As in 2006, this high volume stems from construction work on several major projects.

Generation

Under the Energy Board Act, Hydro-Québec Production is required to provide Hydro-Québec Distribution with Heritage Pool Electricity. Hydro-Québec Production sells its excess output on deregulated markets in northeastern North America, including Québec, at market prices. It may also respond to Hydro-Québec Distribution’s calls for tender in the context of free competition.

Hydro-Québec Production operates 62 generating stations. Its capital projects serve a twofold objective: to provide the long-term operability of existing facilities and to continue the development of Québec’s hydroelectric potential.

Operating Results

Hydro-Québec Production recorded net income of $2,077 million in 2007, compared to $2,114 million in 2006, a decrease of $37 million. 2006 income included a non-recurring foreign exchange gain of $234 million on debts and swaps denominated in U.S. dollars. In 2007, net electricity exports increased by $290 million; revenue from new contracts in excess of the Heritage Pool Electricity with deliveries beginning on March 1, 2007, increased by $212 million; and the net income from special contracts with large industrial customers increased by $225 million. However, these items were partially offset by the payment of water-power royalties totaling $263 million and by higher financial, operating and depreciation and amortization expenses, which increased by $122 million, $102 million and $77 million, respectively.

Electricity Sales in Québec

Sales to Hydro-Québec Distribution

In 2007, the volume of total electricity sales to Hydro-Québec Distribution reached 171.5 TWh, compared to 165.1 TWh in 2006, for an increase of 6.4 TWh. Revenue generated by these sales increased by $307 million to reach $4,922 million. This increase is mainly due to an increase of 4.1 TWh, or $212 million, in electricity sales in excess of the Heritage Pool Electricity under new supply contracts (350 MW in baseload power and 250 MW in cycling deliveries) with deliveries beginning on March 1, 2007.

Special Contracts with Large Industrial Customers

Net income from special contracts with large industrial customers increased by $225 million, due to the management of risks associated with exchange rates and aluminum prices. Except for risk management, these contracts would have generated losses of $54 million in 2007 and $33 million in 2006. The risks related to these contracts are assumed by Hydro-Québec Production.

Electricity Sales Outside Québec

Electricity sales outside Québec generated revenue of $1,483 million for 17.5 TWh in 2007, compared to $1,149 million for 14.5 TWh in 2006. Short-term electricity sales earned $1,258 million for 15.2 TWh, compared to $951 million for 12.1 TWh in 2006, a $307-million increase that is mainly due to higher sales volume and favorable market conditions.

Net electricity exports were $1,104 million for a net reservoir drawdown of 10.7 TWh, as compared to $814 million for 7.0 TWh in 2006. They generated a unit contribution of 10.3¢/kWh in 2007, compared to 11.6¢/kWh in 2006.

Other Revenue

Other revenue decreased by $282 million due to the $234-million non-recurring foreign exchange gain on debts and swaps denominated in U.S. dollars recognized in the second quarter of 2006.

Electricity and Fuel Purchases

Electricity and fuel purchases totaled $1,221 million in 2007, a $31-million increase compared to 2006. Short-term purchases for export totaled $373 million for 6.3 TWh, compared to $371 million for 6.8 TWh in 2006.

Operating Expenses

Operating expenses totaled $844 million in 2007, an increase of $102 million over 2006. This increase is mainly due to inflation and to growth in activity, such as the commissioning of Eastmain-1 and Mercier generating stations.

Depreciation and Amortization

Depreciation and amortization expense totaled $837 million in 2007, an increase of $77 million over 2006. This increase is primarily due to the commissioning of new facilities, including Eastmain-1 powerhouse in the second half of 2006.

Investing Activities

Investments in property, plant and equipment and intangible assets affecting cash totaled $1,807 million in 2007. Of this amount, $1,404 million went to development activities, primarily for work on the Eastmain-1-A/Sarcelle/Rupert, Péribonka (where the first of three generating units was commissioned in the last quarter of 2007), Chute-Allard and Rapides-des-Coeurs projects.

Hydro-Québec Production also invested $403 million in rehabilitating and refitting its assets. Most of this was for Beauharnois, La Tuque and Outardes-4 generating stations as well as draft-design studies for the refurbishment of Gentilly-2 nuclear generating station (see “Note 13 to the 2007 Consolidated Financial Statements”).

Transmission

Hydro-Québec TransÉnergie transmits power at the lowest possible cost while meeting demand growth and customer expectations in terms of power quality. It ensures the reliability, long-term operability and optimal deployment of the power transmission system in Québec with a view to sustainable development.

Hydro-Québec TransÉnergie’s transmission operations in Québec are regulated by the Energy Board. Following a decision handed down by the Energy Board on February 15, 2008, the telecommunications assets related to transmission activities and the related investment projects are also regulated as of January 1, 2008.

In August 2007, the Energy Board designated Hydro-Québec TransÉnergie’s Direction du contrôle des mouvements d’énergie (System Control) as the Reliability Coordinator in Québec, thereby confirming the upcoming implementation of a new regime of mandatory reliability standards in Québec. The new regime replaces the old system of voluntary standards coordinated by the North American Electric Reliability Corporation since 1968, in which Hydro-Québec TransÉnergie participated. The new regime incorporates the reliability standards that are mandatory for power transmission throughout North America.

Regulatory Affairs

For 2007, the revenue authorized by the Energy Board for rate-setting purposes totaled $2,675 million, including $2,540 million in transmission revenue for the native load (representing a $57-million increase over 2006) and $135 million for short-and long-term point-to-point transmission service. Moreover, in 2007 the Energy Board established a new variance account corresponding to the difference between revenue forecasts for point-to-point transmission service recognized by the Energy Board for rate-setting purposes and actual point-to-point transmission service revenue. This mechanism makes it possible to attribute positive or negative revenue variances to native load customers and long-term point-to-point transmission service customers.

In a preliminary decision issued in February 2008, the Energy Board authorized Hydro-Québec TransÉnergie to modify its transmission rates, effective January 1, 2008. This decision essentially represents a revenue requirement of $2,733 million for 2008, of which $2,529 million is allocated to native load transmission service and $204 million to short-and long-term point-to-point transmission services.

Operating Results

Hydro-Québec TransÉnergie’s net income was $396 million in 2007, compared to $632 million in 2006. This $236-million decrease is mainly due to lower transmission revenue for the native load. Following an April 2006 decision by the Energy Board, a non-recurring amount of $170 million was recognized in revenue for the second quarter of 2006 as native load transmission revenue for 2005. This gave rise to a $170-million decrease in revenue in 2007. A $68-million increase in financial expenses also contributed to the reduction in net income.

Revenue totaled $2,787 million, down $54 million compared to 2006. The decrease is almost entirely due to a $113-million decline in transmission revenue for the native load, resulting from the combined effect of the $170-million decrease explained above and the $57-million increase authorized by the Energy Board for 2007.

Revenue from point-to-point transmission service rose by $58 million over 2006. Since these services generated revenue of $185 million whereas the Energy Board had approved forecasts of $135 million, Hydro-Québec TransÉnergie posted an amount of $50 million to the variance account for point-to-point transmission service in accordance with the Energy Board decision. This amount is presented under Regulatory deferrals.

Financial expenses totaled $792 million, an increase of $68 million over 2006.

Investing Activities

In 2007, Hydro-Québec TransÉnergie invested $778 million in property, plant and equipment and intangible assets affecting cash, or $338 million for development and $440 million for ongoing operations.

More than 40% of the capital outlay in 2007 was related to growth in demand for transmission services. These investments were made to increase transmission capacity and to bring new hydropower plants and wind farms onto the grid.

$125 million was invested to connect new hydropower facilities. The connection of Péribonka generating station at a total cost of $171 million, of which $70 million was invested in 2007, involved building a 80 miles, 161-kV line between the new Péribonka and Simard substations. For the connection of Chute-Allard and Rapides-des-Coeurs, the total cost is estimated at $105 million, including $55 million invested in 2007; the work is expected to be completed in 2008.

Investments totaling $23 million were made to integrate the output of eight wind farms to be commissioned in the Gaspé region by 2012 in response to Hydro-Québec Distribution’s first tender call for wind power, issued in 2003. Connecting these wind farms, which represent a total capacity of 990 MW, will require an investment of $600 million through 2012.

Finally, construction of the new 1,250-MW interconnection between Québec and Ontario, which began at the end of 2006 under an agreement between Hydro-Québec TransÉnergie and Hydro One Networks, continued in 2007. Hydro-Québec TransÉnergie invested $57 million in this project in 2007, mainly to build the 315/230-kV converter station in the Outaouais region. A 315-kV line will also be built between Chénier and Outaouais substations. The total project cost is estimated at $654 million, and the facilities will be commissioned in stages until 2010.

More than half of the capital outlay in 2007 was devoted to ongoing operations, such as ensuring the long-term operability of facilities, improving service quality and meeting the legal and regulatory requirements for operating a power transmission system. More specifically, Hydro-Québec TransÉnergie invested $321 million in replacing equipment and refurbishing facilities. It also devoted $75 million to the improvement of service quality, including a $33-million project to reinforce the transmission system by installing de-icing equipment which will be brought into service at Lévis substation in 2008.

Distribution

Hydro-Québec Distribution provides electricity to the Québec market and delivers reliable power and quality services to its customers with a view to efficiency and sustainable development. It also encourages its customers to save energy.

Hydro-Québec Distribution’s activities are regulated by the Energy Board, which has exclusive jurisdiction to set electricity rates.

Rate Cases

In March 2007, the Energy Board approved an across-the-board rate increase of 1.9%, taking effect on April 1, 2007. In February 2008, the Energy Board authorized a 2.9% across-the-board adjustment for 2008–2009, taking effect on April 1, 2008. This will enable Hydro-Québec Distribution to recover the additional cost of distribution and customer service activities for 2008, as well as part of the cost of native load transmission service for the years 2005 to 2007.

Supplying the Québec Market

Hydro-Québec Distribution relies on various sources to supply the Québec market. To meet requirements in excess of the Heritage Pool Electricity (165 TWh) reserved for it by Hydro-Québec Production, Hydro-Québec Distribution issues short- and long-term calls for tender. For requirements of less than three months, it may also buy electricity directly on the market, without a call for tender, under an exemption granted by the Energy Board. For unforeseen needs that cannot be met otherwise, it relies on a framework agreement with Hydro-Québec Production covering the period from January 1, 2007 to December 31, 2008.

The L’Anse-à-Valleau wind farm made its first deliveries in November 2007, joining the Baie-des-Sables wind farm, which was inaugurated at the end of 2006. This brings Hydro-Québec Distribution’s wind power purchases to approximately 0.6 TWh per year, for an installed capacity of 210 MW.

Hydro-Québec Distribution is continuing its efforts to promote energy efficiency. The Strategic Plan 2006–2010 set the annual energy savings target at 4.7 TWh by 2010, with an eventual target of 8 TWh by 2015.

On November 1, 2007, Hydro-Québec Distribution submitted its Electricity Supply Plan 2008–2017 to the Energy Board. This plan forecasts the electricity needs of the Québec market, taking into account the energy savings expected from energy efficiency programs and the inclusion of wind power in Hydro-Québec Distribution’s available resources. The Electricity Supply Plan is prepared every three years.

Operating Results

Hydro-Québec Distribution had net income of $395 million in 2007, a $353-million increase over 2006. The growth is due to the fact that a $262-million liability was recorded for electricity purchases in excess of the Heritage Pool Electricity in 2006, and that this liability was amortized in 2007 according to the conditions established by the Energy Board, which reduced depreciation and amortization expense by $251 million. The increase in revenue from electricity sales was offset in large part by a higher volume of electricity purchases in excess of the Heritage Pool Electricity and by higher transmission costs and financial expenses.

Electricity Sales in Québec

ELECTRICITY SALES IN QUÉBEC BY CATEGORY

	Sales Volume			Sales Revenue
Customer category	2007	2007-2006 change [a]		2007	2007-2006 change [a]
	TWh	TWh	%	$M	$M	%
Residential and farm	60.0	3.3	5.8	$4,144	$369	9.8
General and institutional	34.7	2.3	7.1	2,602	246	10.4
Industrial	73.0	(0.3)	(0.4)	3,336	314	10.4
Other	5.2	0.3	6.1	273	24	9.6

Total	172.9	5.6	3.3	$10,355	$953	10.1

(a)	2006 sales volume and revenue have been reclassified to reflect the presentation adopted for 2007.

Electricity sales revenue reached $10,355 million, an increase of $953 million compared to 2006. This increase is mainly due to colder temperatures in 2007, higher revenues related to special contracts with certain large industrial customers due mainly to the impact of risk management related to exchange rates and aluminum prices, as well as rate adjustments that came into effect on April 1, 2006 and 2007. The risks associated with special contracts are assumed by Hydro-Québec Production.

FACTORS IN THE 2007–2006 CHANGE IN SALES BY CATEGORY

	Volume Effects					Price Effects			Total
Customer category	Baseload demand		Temperature		Total	Rate adjustments	Other	Total
	TWh	$M	TWh	$M	$M	$M	$M	$M	$M
Residential and farm	0.3	$23	3.0	$207	$230	$132	$7	$139	$369
General and institutional	1.6	124	0.7	34	158	80	8	88	246
Industrial	(0.3)	(26)	—	—	(26)	78	262	340	314
Other	0.1	3	0.2	6	9	7	8	15	24

Total	1.7	$124	3.9	$247	$371	$297	$285	$582	$953

The sales volume stood at 172.9 TWh, an increase of 5.6 TWh over 2006, of which 3.9 TWh is the estimated result of colder temperatures in 2007 compared to 2006. This increase is especially due to residential customers (residential and farm category), who are more sensitive to temperature changes due to their heating needs. By contrast, the sales volume for the industrial category, excluding special contracts, declined by 2.2 TWh because of an economic slowdown in the pulp and paper sector and the closure of the Norsk Hydro Canada plant in Bécancour. Finally, a 1.9-TWh sales volume increase is due to special contracts with certain large industrial customers.

Electricity and Fuel Purchases and Regulatory Deferrals

The cost of net electricity and fuel purchases increased by $424 million compared to 2006. This increase is mainly due to a higher volume of electricity purchases in excess of the Heritage Pool Electricity owing to colder temperatures in 2007.

Regulatory deferrals result from an accounting practice authorized by the Energy Board. Hydro-Québec Distribution recorded a liability in the amount of $36 million in 2007, as the actual cost of electricity purchases in excess of the Heritage Pool Electricity was lower than the cost forecasted for the purpose of distribution rate-setting by the Energy Board. The regulatory liability recorded in 2006 totaled $262 million. Accounting for these liabilities by way of regulatory deferrals resulted in higher expenses in 2006 and 2007.

Cost of Native Load Transmission Service and Regulatory Deferrals

Transmission service costs, including regulatory deferrals, increased by $170 million over 2006. The costs integrated into Hydro-Québec Distribution’s rates increased from $2,313 million in 2006 to $2,483 million in 2007, due to the effect of the annual $170-million increase authorized by the Energy Board in April 2006.

In March 2007, the Energy Board handed down a decision regarding Hydro-Québec TransÉnergie’s rates, effective January 1, 2007. This decision resulted in a $57-million increase in native load transmission revenue, reflecting the cost of the infrastructure needed to meet demand growth in Québec. Since distribution rates for 2007 had already been set, the $57-million increase resulted in the recognition of a regulatory asset in the same amount.

Amortization of Regulatory Assets and Liabilities

In 2007, a net decrease of $124 million was recorded in the amortization expense for regulatory assets and liabilities. This is mainly due to the fact that $251 million of the $262 million in regulatory liabilities recognized in 2006 for cost variances in electricity purchases in excess of the Heritage Pool Electricity was amortized in 2007. As a result, the depreciation and amortization expense was reduced by an equivalent amount. Conversely, the partial amortization of regulatory assets of $340 million related to transmission service costs for the native load, and recognized in 2006 for both 2005 and 2006, increased this expense by $70 million.

Operating Expenses

Operating expenses were $1,121 million in 2007, versus $1,071 million in 2006, an increase of $50 million. This increase is mainly due to inflation, stepped-up system maintenance and vegetation control and the additional costs associated with the third and final phase in implementing the Customer Information System (“CIS”) to improve customer service quality.

Investing Activities

Under the category of investments affecting cash, Hydro-Québec Distribution invested $721 million in property, plant and equipment and intangible assets in 2007.

Of this amount, $265 million went toward meeting growth in demand, including $192 million to hook up new customers. Hydro-Québec Distribution also invested $280 million to ensure long-term distribution system operability, and $112 million to improve quality of service, including $86 million for the CIS project and $18 million for the distribution system automation program, which will permit remote monitoring of equipment and improvements to the service continuity index.

Hydro-Québec Distribution also invested $172 million in the Energy Efficiency Plan. In 2007, energy efficiency programs yielded savings of approximately 866 GWh.

Construction

Hydro-Québec Équipement carries out engineering and construction services for hydroelectric development projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement, where such work is handled by SEBJ. Hydro-Québec Équipement also builds power transmission lines and substations throughout Québec.

As engineering and environmental specialists, Hydro-Québec Équipement and SEBJ also offer Hydro-Québec Production and Hydro-Québec TransÉnergie a variety of services needed for draft-design studies, impact assessments and other undertakings in the context of energy-related projects. These services include technical and scientific surveys, planning, cost estimates, design, architecture, land surveying and quality control.

Volume of Activity

Hydro-Québec Équipement and SEBJ carried out activities worth a total of $2,150 million in 2007, compared to $1,999 million in 2006. As in 2006, this high volume can be attributed to several large-scale projects. Work done for Hydro-Québec Production totaled $1,501 million, compared to $1,254 million in 2006, while work done for Hydro-Québec TransÉnergie totaled $599 million, compared to $719 million in 2006.

Hydro-Québec Équipement

In 2007, Hydro-Québec Équipement carried out activities worth a total of $1,544 million, compared to $1,754 million in 2006. This work related to a number of generation and transmission projects, especially construction of the Péribonka, Chute-Allard and Rapides-des-Coeurs developments and Mercier generating station, the connection of these facilities to the transmission system and the rehabilitation of Beauharnois and La Tuque generating stations. Hydro-Québec Équipement also continued work to increase transmission system capacity, including work on a new 1,250-MW interconnection with Ontario, and to install line de-icing equipment at Lévis substation.

Société d’énergie de la Baie James

SEBJ’s activities, mainly on behalf of Hydro-Québec Production, represented a total of $606 million in 2007, compared to $245 million in 2006. This increase is due to the fact that work started on the Eastmain-1-A/Sarcelle/Rupert jobsite in January 2007.

Corporate and Other Activities

This heading includes corporate activities, the Human Resources and Shared Services Group, the Technology Group and the subsidiary HQI.

Results

Corporate and Other Activities recorded net income of $27 million in 2007, compared to $944 million in 2006. This decrease is mainly due to the sale of our foreign holdings in 2006, which generated gains of $917 million, including $813 million for Transelec, in Chile.

Corporate Activities

Corporate activities consist of financial services and corporate affairs. Among other things, the Corporate Affairs Group and General Secretariat coordinates strategic planning.

The Finance Group manages debt, financial expenses and financial risks (such as interest rate and foreign exchange risks and the risk related to aluminum prices) for the entire company. In addition, the Finance Group oversees risk management activities by the divisions and corporate units, while also providing tax and accounting expertise for all of Hydro-Québec’s business segments. It is also responsible for producing and analyzing the consolidated financial statements, including segmented information, and for activities related to the Business Plan, management of credit and market risks and management of the pension plan, whose assets totaled nearly $13 billion as at December 31, 2007.

Human Resources and Shared Services Group

The Human Resources and Shared Services Group includes the Human Resources Unit and the Shared Services Centre. It develops strategies, guidelines, corporate programs and objectives in matters pertaining to human resources, procurement and services. The Group’s role consists in providing the products and services that are common to the entire company.

The Human Resources Unit has a twofold mission: to ensure that management benefits from optimum human resources conditions and to provide related products and advisory services.

The Shared Services Centre provides divisions and corporate units with the support services they need to perform their activities. These services include procurement of goods and services, real estate management, accounting services, document management, material management, and transportation services. The Centre’s mandate is to provide its customers with quality services tailored to their needs at the lowest possible cost so that they can focus on their core operations.

The revenue of the Human Resources and Shared Services Group totaled $499 million in 2007, compared to $488 million in 2006, an increase of 2.3%.

Technology Group

The Technology Group is comprised primarily of the Telecommunications Unit, Hydro-Québec’s research institute, and the subsidiaries HQ IndusTech and HQ CapiTech. Since June 2007, it has also included the Information Systems Unit. Its role is to ensure the integrated management of technological innovation and the optimal management of telecommunications and information systems infrastructure. With this in mind, it has begun developing an overall vision for systems governance, architecture and security to build on the convergence of technologies.

Operating Results

The Technology Group had a net loss of $18 million in 2007, compared to $55 million in 2006. The variance is explained by the discontinuation of certain activities in December 2006.

Telecommunications and Information Technology Units

The Telecommunications and Information Technology units enhance the efficiency of divisions and corporate units by offering technological solutions in line with Hydro-Québec’s business priorities.

These units recorded revenue of $567 million in 2007, compared to $560 million in 2006.

Research Institute

Hydro-Québec’s research institute provides technical assistance to the divisions and carries out technological innovation projects to support their operations and ensure the company’s long-term development. Hydro-Québec allocates approximately $100 million annually to the institute’s activities.

Hydro-Québec IndusTech

The mission of HQ IndusTech is to partner with the private sector in the industrialization and marketing of technologies resulting from Hydro-Québec’s research activities. HQ IndusTech holds an ownership interest in TM4 with Groupe Industriel Marcel Dassault. TM4 develops electric drivetrains.

Hydro-Québec CapiTech

The venture capital company HQ CapiTech invests in businesses that offer energy-related services and technology products.

Investing Activities

In 2007, the Technology Group’s investments totaled $129 million, of which $107 million was earmarked for maintaining asset quality and $15 million for meeting growth in demand for information and telecommunications technologies.

Hydro-Québec International

HQI completed the sale of its foreign holdings by concluding the sale of DirectLink, in Australia, on February 28, 2007. Income from discontinued operations totaled $21 million in 2007, compared to $964 million in 2006, a variance of $943 million explained in large part by an $813-million gain on the sale of the interest in Transelec in 2006.

INTEGRATED ENTERPRISE RISK MANAGEMENT

For several years now, Hydro-Québec has practised integrated risk management, enabling it to ascertain the main risks involved in its operations and to better manage the resulting uncertainties.

The company’s major units are central to the process. They manage the risks associated with their activities and participate in reviews every four months. In concrete terms, each unit must, during its annual planning process, determine and assess its main risks and then develop mitigation measures to ensure that the residual risks are at acceptable levels. The units report on their risk management activities to the Management Committee, which then serves as a risk management committee to oversee risk management. The resulting consolidated portfolio of risks is submitted to the Board of Directors with the Strategic Plan or the annual Business Plan and is reported on annually. The diagram below illustrates the risk management process at Hydro-Québec.

HYDRO-QUÉBEC’S ANNUAL RISK MANAGEMENT PROCESS

	Period 1	Period 2	Period 3
Development of Business Plan or Strategic Plan

Unit	Monitoring plans covering main risks
	Follow-up on unit’s risk management (division or group)		Annual review of unit’s risk portfolio

Management	Management Committee [a] or division committees [a] Review every four months		Management Committee [a] or division committees [a] Annual review of each unit’s risk portfolio

Management Committee [a] Review of consolidated enterprise risk portfolio

Board of Directors			Finance Committee Review of consolidated enterprise risk portfolio
Audit Committee Report on risk management process
Board of Directors Study of consolidated enterprise risk portfolio

(a)	The Management Committee and division committees act as risk management committees.

Financial Risks

Hydro-Québec’s results are subject to financial risks associated with unfavorable fluctuations in interest rates, exchange rates and aluminum prices. In order to limit their short-term impact on financial results, these three factors are managed actively, in an integrated fashion and according to criteria determined on the basis of the company’s risk tolerance. In addition, Hydro-Québec relies on certain offsetting factors that mitigate its financial risks over the medium and long term. For example, the company holds debts denominated in U.S. dollars as a hedge against sales in this currency; the effect of exchange rate fluctuations on sales is thus counterbalanced by exchange gains or losses on debts in U.S. dollars. The impact of fluctuations in real interest rates on the cost of new borrowings is partly mitigated by the inverse effect of these fluctuations on pension costs. Lastly, unfavorable fluctuations in the cost of capital and pension costs can be partially recovered by adjustments in the cost of service of regulated divisions.

Generation

One of the principal uncertainties that Hydro-Québec faces is natural runoff. Hydro-Québec Production must ensure that it is able to meet its commitments to supply the Heritage Pool Electricity to Hydro-Québec Distribution and fulfill its contractual obligations. In concrete terms, this means being able to cover a natural runoff deficit of 64 TWh over two consecutive years, and 98 TWh over four consecutive years. To meet this requirement, Hydro-Québec Production applies a variety of mitigation measures and follows up on them rigorously. In particular, it manages its energy reserves on a multiyear basis and maintains an adequate margin between its generating capacity and its commitments. This allows Hydro-Québec Production to compensate for runoff shortages, replenish its reserves or take advantage of business opportunities. In addition, Hydro-Québec regularly reports to the Energy Board on its energy and capacity reserves.

The wholesaling operations of Hydro-Québec Production’s trading floor are subject to credit and market risks. These are carefully monitored and rigorously managed by a team of specialists who quantify them, see to the application of checks and balances, submit daily reports to Senior Management and make sure that the limits approved by Management and the Board of Directors are observed. Lastly, the company manages its exposure to market risks through various means, including the ongoing monitoring of market positions and the use of hedging derivatives.

Transmission

Several factors, such as extreme weather and equipment failures, may cause service interruptions or result in the unavailability of part of the transmission system. The multifaceted strategy adopted by Hydro-Québec TransÉnergie to prevent these problems includes implementing the standards set by the North American Electric Reliability Corporation and criteria set by the Northeast Power Coordinating Council, as well as measures to maintain and improve transmission facilities and extend their service life.

Over the next few years, Hydro-Québec TransÉnergie must not only ensure adequate transmission capacity to supply Hydro-Québec Distribution and other customers, but also connect new power plants and integrate new generating options, particularly wind power, into its grid. To succeed, Hydro-Québec TransÉnergie is counting on the integrated planning of its transmission operations and capital projects, as well as its improved project management process. In coming years, it will work to bring wind power onto its grid without compromising stability and reliability.

Distribution

Hydro-Québec Distribution is responsible for supplying electricity to Québec customers. Faced with uncertainties related to the growth in demand, including unpredictable weather, Hydro-Québec Distribution uses various methods to counter the ensuing risk. It negotiates flexibility clauses with its suppliers, is constantly refining its method of forecasting short-term demand and makes use of peak demand management tools such as voltage reduction and options to reduce deliveries to large-power customers. With a view to better energy use, Hydro-Québec Distribution is pursuing its efforts to limit growth in demand through energy conservation. These efforts include developing new terms and conditions for energy efficiency programs, seeking innovative energy efficiency solutions and simplifying access to the various programs.

In addition, to maintain the quality of electrical service, Hydro-Québec Distribution takes steps to ensure the long-term operability of the distribution system and applies a series of measures, including compliance with applicable standards for overhead and underground systems, an integrated strategy for system renewal work, system maintenance and vegetation control.

Construction

The booming construction market, strong demand for skilled labor and market-specific inflation are exerting upward pressure on Hydro-Québec’s project costs. The company has developed strategies to mitigate the impacts of economic conditions on procurement and on construction projects. It applies strict project management practices to contain costs while meeting deadlines and project requirements.

Corporate and Other Activities

Environmental protection is a central concern of Hydro-Québec. Most activities that have an impact on the environment are governed by ISO 14001–certified environmental management systems. In addition, every year, the company reviews its management of environmental issues and publishes a Sustainability Report.

Hydro-Québec is also concerned with information security and the risks associated with the misuse of information technologies. It regularly assesses how well its information systems are protected against intrusions and implements the necessary security measures, particularly by maintaining an antivirus expertise centre, using filtering devices, monitoring its systems, managing identities and access, and instituting an incident and vulnerability management plan.

Hydro-Québec has a corporate emergency response plan to ensure service continuity and rapid restoration in case of an exceptional event. This plan includes material, technical and organizational means to quickly mobilize staff and effectively coordinate all internal and external responders, including public authorities.

SUMMARY OF CERTAIN MATERIAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

BACKGROUND

The Consolidated Financial Statements of Hydro-Québec are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in many instances from accounting principles generally accepted in the United States (“US GAAP”). As well, some accounting practices under both Canadian GAAP and US GAAP applicable to regulated entities, such as Hydro-Québec, differ from accounting practices otherwise applied by unregulated companies (see “Notes 1 and 3 to the 2007 Consolidated Financial Statements”). Certain material differences between Canadian GAAP and US GAAP in relation to the 2007 Consolidated Financial Statements of Hydro-Québec are summarized below; this discussion does not include disclosure differences. The matters discussed below have not been audited and do not necessarily include all applicable differences between Canadian GAAP and US GAAP. The following summary should be read in conjunction with the 2007 Consolidated Financial Statements of Hydro-Québec.

JOINT VENTURES

Under Canadian GAAP, interests in joint ventures are accounted for using the proportionate consolidation method, whereas, under US GAAP, they are accounted for using the equity method. This results in reclassification in the captions in the consolidated balance sheets and the consolidated statements of operations, cash flows and Comprehensive income but these reclassifications would have no impact on net income and shareholder’s equity.

FOREIGN CURRENCY TRANSLATION

Under Canadian GAAP, exchange gains or losses resulting from the translation of long-term monetary items are included in the consolidated statement of operations. When such items are designated as hedges of future revenue streams in U.S. dollars, related exchange gains or losses are deferred to the year such sales are made when conditions to use hedge accounting are met and they are documented as cash-flow hedging relationship.

Under US GAAP, firmly committed sales may be designated as a hedged item if hedged by a non-derivative financial instrument and must be in a fair-value hedging relationship. Thus, since Hydro-Québec has not documented the fair-value hedge for US GAAP purposes, related exchange gains or losses resulting from the translation of long-term monetary items would have been included in the consolidated statement of operations.

PROPERTY, PLANT AND EQUIPMENT

Under Canadian GAAP, the sinking fund method of depreciation of property, plant and equipment is allowed when a corporation, such as Hydro-Québec, may price its services so as to obtain a constant rate of return on investment in an asset. The sinking fund method is an increasing expense method whereby the annual depreciation expense is equal to a fixed amount plus a variable-compounded interest amount calculated on the accumulated balance of the sinking fund.

Under US GAAP, this method is generally not acceptable.

INTERNAL USE SOFTWARE

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit, and otherwise expensed.

Under US GAAP, certain development costs for internal use software, particularly costs associated with the preliminary stage of the project and project overhead costs, should be expensed when incurred.

DEFINED BENEFIT PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

Under Canadian GAAP, the accrued benefit asset or liability of defined benefit pension and post-retirement benefit plans, presented in the consolidated balance sheet, consists of the cumulative difference between the benefit cost of the period and the employer’s contributions. The unamortized actuarial gains or losses, unamortized past service costs, unamortized transitional asset or obligation as well as yearly changes in the funded status are presented in the notes to the consolidated financial statements.

Under US GAAP, an entity should recognize the over-funded or under-funded status of defined benefit pension and post-retirement benefit plans as an asset or liability in the consolidated balance sheet. The unamortized actuarial gains or losses, unamortized past service costs and unamortized transitional asset or obligation would be presented under accumulated other comprehensive income. Actuarial gains and losses and prior service costs and credits that arise during the period would be recognized as a component of other comprehensive income.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES INCLUDING ENERGY DERIVATIVES

Under Canadian GAAP, an entity may assume that there is no ineffectiveness in a hedge of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap when certain conditions exist. The same assumption applies to certain cross-currency swaps. Also, contracts that meet the definition of an embedded derivative instrument are separated from the host contract and accounted for as a derivative instrument at fair value. At the date of initial application, an entity must choose to either separate all embedded derivative instruments from their host contract or select the beginning of a fiscal year ending no later than March 31, 2004 as its transition date.

Under US GAAP, an entity may not assume that there is no ineffectiveness in a hedge of cross-currency swaps. For these hedging relationships, the effectiveness must be assessed and measured on a regular basis. Also, contracts that meet the definition of an embedded derivative instrument are separated from the host contract and accounted for as a derivative instrument at fair value. At the date of initial application, an entity must choose to either separate all embedded derivative instruments from their host contract or select January 1, 1998 or January 1, 1999 as a transition date and recognize only those derivatives embedded in hybrid instruments issued, acquired or substantively modified by the entity on or after the selected transition date.

AUDITORS’ REPORT

To the Minister of Finance of Québec:

We have audited the consolidated balance sheets of Hydro-Québec as at December 31, 2007 and 2006, and the consolidated statements of operations, retained earnings, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of Hydro-Québec’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Hydro-Québec as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in accordance with Canadian generally accepted accounting principles. As required by the Auditor General Act (R.S.Q., c. V-5.01), we report that, in our opinion, except for the application of changes in accounting policies described in Note 2 to the consolidated financial statements, these principles have been applied on a basis consistent with that of the preceding year.

/s/ KPMG LLP	/s/ Ernst & Young LLP
KPMG LLP	Ernst & Young LLP
Chartered Accountants	Chartered Accountants

Montréal, Québec
February 8, 2008

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

	Years ended December 31
	2007	2006	2005
	(in millions of dollars)
Revenue	$12,330	$11,161	$10,887
Expenditure
Operations	2,545	2,394	2,248
Electricity and fuel purchases	1,555	1,315	1,496
Depreciation and amortization (Note 4)	1,991	2,007	2,023
Taxes (Note 5)	816	529	594
Regulatory deferrals (Note 3)	29	(93)	(11)

	6,936	6,152	6,350

Operating income	5,394	5,009	4,537
Financial expenses (Note 6)	2,512	2,212	2,186

Income from continuing operations	2,882	2,797	2,351
Income (loss) from discontinued operations (Note 7)	25	944	(99)

Net income	$2,907	$3,741	$2,252

Consolidated Statements of Retained Earnings

	Years ended December 31
	2007	2006	2005
	(in millions of dollars)
Balance at beginning of year	$14,474	$13,075	$11,949
Adjustments related to the adoption of new accounting policies (Note 2)	270	—	—
Net income	2,907	3,741	2,252

	17,651	16,816	14,201
Dividends declared (Note 18)	2,095	2,342	1,126

Balance at end of year	$15,556	$14,474	$13,075

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

	As at December 31
	2007	2006
	(in millions of dollars)
ASSETS
Current assets
Cash and cash equivalents	$54	$52
Short-term investments (Note 16)	3,073	3,178
Accounts receivable	1,738	1,608
Derivative instruments (Note 16)	992	1,491
Materials, fuel and supplies	360	365

	6,217	6,694
Property, plant and equipment (Note 8)	53,228	51,854
Investments (Note 9)	228	232
Derivative instruments (Note 16)	1,998	1,093
Intangible assets (Note 10)	967	923
Regulatory assets (Note 3)	1,057	1,031
Other assets (Note 11)	1,157	1,427

	$64,852	$63,254

LIABILITIES
Current liabilities
Borrowings (Note 16)	$73	$25
Accounts payable and accrued liabilities	1,877	1,819
Dividends payable (Note 18)	2,095	2,342
Accrued interest	890	936
Regulatory liabilities (Note 3)	97	251
Current portion of long-term debt (Note 12)	1,087	1,063
Derivative instruments (Note 16)	369	340

	6,488	6,776
Long-term debt (Note 12)	33,161	33,027
Derivative instruments (Note 16)	2,835	1,111
Asset retirement obligations (Note 13)	464	431
Regulatory liabilities (Note 3)	8	17
Other long-term liabilities (Note 14)	718	2,715
Perpetual debt (Note 15)	286	337

	43,960	44,414

EQUITY (Note 18)
Share capital	4,374	4,374

Retained earnings	15,556	14,474
Accumulated other comprehensive income	962	(8)

	16,518	14,466

	20,892	18,840

	$64,852	$63,254

Commitments and contingencies (Note 21)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc FCA	/s/ Michael L. Turcotte
Jacques Leblanc	Michael L. Turcotte
Chair of the Audit Committee	Chairman of the Board

Consolidated Statements of Cash Flows

	Years ended December 31
	2007	2006	2005
	(in millions of dollars)
Operating activities
Net income	$2,907	$3,741	$2,252
(Income) loss from discontinued operations (Note 7)	(25)	(944)	99

Income from continuing operations	2,882	2,797	2,351
Adjustments
Depreciation and amortization (Note 4)	1,991	2,007	2,023
Amortization of debt premiums, discounts and issue expenses (Note 6)	111	99	117
Exchange gain	(202)	(470)	(95)
Difference between contributions paid and pension cost	287	(95)	(155)
Regulatory deferrals (Note 3)	29	(93)	(11)
Other	252	(146)	(93)
Change in non-cash working capital items (Note 19)	(191)	(94)	262

	5,159	4,005	4,399

Investing activities
Property, plant and equipment and intangible assets	(3,464)	(3,348)	(3,293)
Investments	29	12	8
Disposal of investments, net of divested cash and cash equivalents (Note 7)	51	2,022	—
Costs related to Energy Efficiency Plan (Note 3)	(172)	(149)	(91)
Net disposal (acquisition) of short-term investments	155	(2,807)	(251)
Other	(5)	(5)	(21)

	(3,406)	(4,275)	(3,648)

Financing activities
Issuance of long-term debt	2,026	3,781	3,855
Repayment of long-term debt at maturity and sinking fund redemption	(993)	(1,862)	(1,805)
Redemption of long-term debt	—	(789)	(757)
Inflows resulting from credit risk management (Note 16)	1,374	1,140	340
Outflows resulting from credit risk management (Note 16)	(1,855)	(975)	(1,120)
Net change in short-term borrowings	48	5	(24)
Dividends paid	(2,342)	(1,126)	(1,350)
Other	(2)	9	5

	(1,744)	183	(856)

Change in foreign exchange on cash and cash equivalents	(14)	—	(1)

Cash flows from continuing operations	(5)	(87)	(106)
Cash flows from discontinued operations (Note 7)	2	52	101

Net change in cash and cash equivalents	(3)	(35)	(5)

Cash and cash equivalents at beginning of year	57	92	97

Cash and cash equivalents at end of year	54	57	92

Cash and cash equivalents
Continuing operations	54	52	16
Discontinued operations	—	5	76

	$54	$57	$92

Supplementary cash flow information (Note 19)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Years ended December 31
	2007	2006	2005
	(in millions of dollars)
Net income	$2,907	$3,741	$2,252
Other comprehensive income (Note 18)
Change in deferred gains on items designated as cash flow hedges	693	—	—
Reclassification to operations of deferred gains on items designated as cash flow hedges	(207)	—	—

	486	—	—
Other	5	65	30

Comprehensive income	$3,398	$3,806	$2,282

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Under the provisions of the Hydro-Québec Act, the government corporation Hydro-Québec (the “Corporation”) is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. The Corporation is required, in particular, to supply a base volume of up to 165 TWh a year of heritage pool electricity for the Québec market, as set out in the Act respecting the Régie de l’énergie.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which the Corporation considers it is likely to recover or settle subsequently through the rate-setting process.

Regulation

The Act respecting the Régie de l’énergie grants the Régie exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by the Corporation. The Corporation’s electricity transmission and distribution activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Act stipulates that rates are determined on a basis that allows for recovery of the cost of service plus a reasonable return on the rate base.

The Régie and the Corporation both belong to the Québec government reporting entity. However, the Régie is an independent, quasi-judicial economic regulatory agency accountable to the National Assembly of Québec through the Minister of Natural Resources and Wildlife.

TRANSMISSION

The Corporation’s power transmission rates for 2007 and 2006 were determined in Régie decisions D-2007-34 and D-2006-66, respectively. The authorized return on the rate base was set at 7.78% in 2007 and 8.34% in 2006, assuming a capital structure with 30% equity.

DISTRIBUTION

The Corporation’s electricity rates were determined in decisions D-2007-22 and D-2006-46, in which the Régie granted across-the-board rate increases of 1.92% and 5.33%, effective April 1, 2007, and April 1, 2006, respectively. The authorized return on the rate base was set at 7.79% in 2007 and 7.75% in 2006, assuming a capital structure with 35% equity.

Scope of consolidation

The consolidated financial statements include the accounts of the Corporation, its subsidiaries and its joint ventures as well as those of variable interest entities (VIEs) where Hydro-Québec is the primary beneficiary (referred to collectively as Hydro-Québec). Interests in joint ventures are accounted for using the proportionate consolidation method.

Use of estimates

The preparation of consolidated financial statements in accordance with GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, the disclosures required regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts recognized as revenue and expenditure for the years in question. The estimates relate to unbilled electricity deliveries, the useful life of property, plant and equipment, and asset retirement and employee future benefit obligations, among other things. Actual results could differ from those estimates.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue

Revenue is recognized when electricity is delivered or services are rendered. Revenue from sales of electricity in Québec is recognized on the basis of cyclical billings and also includes revenue accrued in respect of unbilled electricity deliveries.

Research and development (R&D) costs

R&D costs are charged to operations when they are incurred, except for capitalizable development costs that are reasonably sure to be recovered. Development costs are amortized on a straight-line basis over a five-year period.

Income taxes

In Canada, the Corporation and most of its holdings are exempt from paying income taxes since they are government-owned. Entities operating in foreign countries pay income taxes according to the tax rules in effect in the country where they derive revenue and the application of a tax treaty between Canada and the country concerned, if any such treaty exists.

The taxable entities use the liability method to account for income taxes.

Foreign currency translation

SELF-SUSTAINING FOREIGN OPERATIONS

The financial statements of foreign operations that are self-sustaining in terms of financial and operational management are translated according to the current rate method using the foreign currency as the measuring unit. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and revenue and expenditure are translated at the average exchange rates in effect during the period. Exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented under Accumulated other comprehensive income in Equity on the balance sheet.

INTEGRATED FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

In the case of foreign operations that are integrated in terms of financial and operational management, as well as foreign currency transactions, accounts stated in foreign currencies are translated according to the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and non-monetary items are translated at the historical rate. Revenue and expenditure resulting from foreign currency transactions are translated into Canadian dollars at the average exchange rates in effect during the period.

The exchange gains or losses resulting from the translation of monetary items are included in the statement of operations, unless they relate to hedging items for future sales in U.S. dollars, in which case they are deferred to the year in which such sales are made.

Materials, fuel and supplies

Inventories of materials, fuel and supplies are valued at the lower of cost and net realizable value. Cost is determined by the average cost method.

Property, plant and equipment

Property, plant and equipment are carried at cost, which comprises materials, labor, other costs directly related to construction activities, and financial expenses capitalized during construction. Property, plant and equipment also include draft-design costs for projects whose technical feasibility has been demonstrated, whose profitability has been estimated, and for which Management deems that it will in all likelihood have the necessary resources for completion. The discounted value of retirement obligations related to property, plant and equipment is added to the carrying amount. Moreover, contributions from third parties are applied against the cost of the related property, plant and equipment.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial expenses capitalized to property, plant and equipment under construction are determined using the average cost of the Corporation’s long-term debt at the end of the previous year. When the property, plant and equipment under construction relate to regulated transmission and distribution activities, such financial expenses take return on equity into account. The portion that corresponds to return on equity is included in Revenue in the consolidated operations.

Property, plant and equipment are depreciated over their useful life, primarily using the sinking fund method, at a rate of 3%. Under the Hydro-Québec Act, the depreciation period is 50 years at most. The depreciation periods for the principal categories of property, plant and equipment are as follows:

Hydraulic generation	40 to 50 years
Thermal generation, including nuclear	15 to 50 years
Transmission substations and lines	30 to 50 years
Distribution substations and lines	25 to 40 years
Corporate and other activities	3 to 50 years

When unregulated property, plant and equipment are retired, the cost of such assets and the cost of their dismantlement, net of accumulated depreciation and salvage value, are charged to operations for the year. When regulated property, plant and equipment are retired, these costs are charged to a separate account and amortized over a maximum period of 10 years, using the sinking fund method, at a rate of 3%.

Maintenance and repair costs are charged to operations as they are incurred.

Investments

Hydro-Québec is the sole owner of a venture capital company whose mission is to make strategic investments. The investments held by this company are accounted for at fair value in accordance with the rules applicable to investment companies. The fair value is determined according to the quoted market price at the balance sheet date in the case of listed shares, and according to valuation methods recognized by capital markets in the case of unlisted shares.

Investments in companies over which Hydro-Québec can exercise significant influence are accounted for on an equity basis.

Intangible assets

Intangible assets are recorded at cost. This cost includes expenses directly associated with activities to develop or obtain computer software for internal use. Financial expenses are capitalized over the development period.

Intangible assets with an indefinite useful life are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment loss. The excess of the carrying amount over the fair value is recorded in operations for the period in which the impairment is determined.

Intangible assets with a finite useful life are amortized over their useful life according to the straight-line method over the following periods:

Software and licences	3 to 10 years
Rights	40 to 50 years
Environmental studies	5 years
Patents	20 years

Impairment of long-lived assets

Hydro-Québec reviews the carrying amount of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying amount of the property and assets. An impairment loss corresponding to the amount by which the carrying amount exceeds fair value is recognized, if applicable.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee future benefits

The Corporation offers all of its employees a contributory defined-benefit pension plan based on final pay, as well as other post-retirement and post-employment benefits.

The cost of pension benefits and other post-retirement benefits provided in exchange for services rendered during the year is calculated using the projected benefit method prorated on years of service. It is based on Management’s best assumptions of expected plan asset performance, salary escalation, the increase in health care costs, retirement ages of employees and other actuarial factors.

In order to establish its employee future benefit obligations, the Corporation has adopted the following policies:

•

Past service costs arising from plan amendments and transitional balances relating to the pension plan and other post-retirement benefits as at January 1, 1999, are amortized using the straight-line method over periods not exceeding active employees’ average remaining years of service, which totaled 12 years as at January 1, 2007, and January 1, 2006.

•

Amortization of actuarial gains or losses is recognized in operations for the year if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the accrued benefit obligations or 10% of the market-related value of the plan assets, whichever is greater. The amortization corresponds to the excess divided by active employees’ average remaining years of service.

•	The expected return on pension plan assets is based on a market-related value determined by using a five-year moving average for equity securities and by valuing other asset classes at fair value.

Asset retirement obligations

The Corporation accounts for asset retirement obligations in the period in which these legal obligations are incurred when a reasonable estimate of their fair value can be made. The corresponding costs of asset retirement are added to the carrying amount of the related asset and are amortized over its useful life. In subsequent financial years, any change due to the passage of time is charged to operating expenses for the current year (accretion expense) and the corresponding amount is added to the carrying amount of the liability. Changes resulting from revisions to the timing or the amount of the undiscounted cash flows are recognized as an increase or decrease in the carrying amount of the liability under Asset retirement obligations, and the corresponding retirement cost adjustment is accounted for as part of the carrying amount of the related asset.

The cash flows required to settle asset retirement obligations are estimated on the basis of studies that use various assumptions concerning the methods and timing to be adopted for the retirement. The Corporation periodically reviews the valuation of these cash flows in light of the underlying assumptions and estimates, technological advances, and changes in the standards and regulations governing the decommissioning of nuclear generating stations.

Agreements with Aboriginal communities and regional county municipalities

Hydro-Québec has entered into various agreements related to capital projects and intangible assets with Aboriginal communities and regional county municipalities. The commitments under these agreements are recognized in Long-term debt if they fall within the definition of a liability, and the offsetting item is accounted for in Property, plant and equipment or Intangible assets, as the case may be.

Financial instruments

Financial instruments are measured at fair value on initial recognition. Their measurement in subsequent periods and the recognition of changes in fair value depend on the category in which they are classified.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table presents the classification of Hydro-Québec’s financial instruments in the various categories:

Category	Financial instruments

Financial assets and liabilities held for trading	Cash equivalents (with initial maturities of three months or less) Derivative instruments
Available-for-sale financial assets	Short-term investments (maturing in more than three months) Investment in bonds
Loans and receivables	Accounts receivable Government reimbursement for the 1998 ice storm (presented in Other assets)
Other financial liabilities	Borrowings Accounts payable and accrued liabilities Dividends payable Accrued interest Current portion of long-term debt Long-term debt Perpetual debt

Loans and receivables and other financial liabilities are measured at amortized cost, including debt premiums, discounts and issue expenses.

Financial assets and liabilities held for trading are recorded at fair value at the balance sheet date. Gains and losses arising from changes in fair value are recognized in operations for the period during which they occur, except in the case of derivative instruments designated as hedges in a cash flow hedging relationship. Available-for-sale financial assets are recorded at fair value at the balance sheet date. Deferred gains and losses arising from changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to operations. Commodity futures that can be settled net in cash are recorded at the date of settlement if there is a probability of delivery or receipt in accordance with expected needs.

As part of its integrated enterprise risk management, Hydro-Québec uses various financial instruments to manage foreign exchange, interest rate and market risks, including exposure to fluctuating energy and commodity prices. The Corporation applies cash flow or fair value hedge accounting to the eligible hedging relationships. It formally documents all relationships between hedging instruments and hedged items. This process involves associating all derivatives with specific assets and liabilities on the balance sheet, or with forecasted or probable transactions. The Corporation also formally measures the effectiveness of hedging relationships at inception and then monthly thereafter.

In the case of a cash flow hedge, the effective portion of changes in the fair value of an instrument designated as a hedge is recognized in Other comprehensive income, and the gains and losses related to the ineffective portion are immediately recognized in operations, in the same line item as the hedged item. Amounts included in Accumulated other comprehensive income are reclassified to operations, also in the same component as the hedged item, during the periods in which the change in cash flows attributable to the hedged item impacts operations. If a derivative instrument no longer satisfies hedging conditions or is sold or liquidated, or if Hydro-Québec terminates its designation as a hedging relationship, hedge accounting ceases to be applied on a prospective basis. If the hedged item ceases to exist, the unrealized gains or losses are immediately reclassified to operations.

In the case of a fair value hedge, the derivative instrument is recorded at fair value, and gains and losses stemming from changes in the fair value, including those related to the ineffective portion of the hedge, are recognized in operations in the same line item as the hedged item. Changes in the fair value of the hedged item attributable to the hedged risk are recognized as adjustments to the hedged item’s carrying amount and are offset against operations.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition, an embedded derivative must be separated from its host contract and recorded at fair value on the balance sheet under certain conditions. Hydro-Québec has opted to apply this accounting treatment to all host contracts issued, acquired or substantially amended on or after January 1, 2003.

The fair value of derivative instruments is based on the spot rates or on the forward rates or prices in effect at market closing at the balance sheet date. In the absence of this information for a given instrument, Management uses the forward rate or price for an equivalent instrument. In the case of options, valuation models recognized by capital markets are used to estimate the fair value.

Comparative information

Certain figures of the previous year have been reclassified to reflect the presentation adopted for the current year.

NOTE 2 CHANGES IN ACCOUNTING POLICIES

Recent changes

2007

FINANCIAL INSTRUMENTS

On January 1, 2007, Hydro-Québec adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments–Recognition and Measurement”, which states the requirements for the recognition and measurement of financial instruments, and Section 3865, “Hedges”, which specifies how hedge accounting is applied and the required disclosures to be made in this context. It also adopted the recommendations of Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 1530, “Comprehensive Income”. This last section establishes standards for the reporting and presentation of comprehensive income, which includes net income and other comprehensive income.

The impacts of adopting the new accounting policies were as follows as at January 1, 2007:

•

Retained earnings increased by $270 million, owing mainly to the rescission of transitional rules related to the application of CICA Accounting Guideline AcG-13, “Hedging Relationships”, to the cumulative ineffectiveness of hedges, and to the transition from the straight-line method to the effective interest method for the amortization of financial assets and liabilities.

•	Accumulated other comprehensive income increased by $479 million, owing mainly to the recognition of the effective portion of cash flow hedging relationships.

•	Long-term debt increased by $551 million, mainly as a result of being presented at amortized cost using the effective interest method.

•

Other long-term liabilities decreased by $2,051 million, owing to the recognition of cash flow hedging relationships, the write-off of unamortized transitional deferred gains related to the application of AcG-13, and the presentation of financial assets and financial liabilities at amortized cost using the effective interest method.

•	The net value of derivative instruments decreased by $701 million, which represents the variance between the fair value of derivative instruments and the portion already recorded on the balance sheet.

Prior period figures have not been restated in accordance with the new accounting policies, but certain balances on the consolidated balance sheet as at December 31, 2006, have been reclassified. Derivative instruments formerly presented in Accounts receivable, Swaps, Long-term debt, Current portion of long-term debt, Accounts payable and accrued liabilities, and Accrued interest have now been reclassified to Derivative instruments on the balance sheet. If these new accounting policies had not been adopted, the net income of the Corporation would have been $14 million higher in 2007, mainly due to the rescission of transitional rules related to the application of AcG-13.

NOTE 2 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

EQUITY

On January 1, 2007, Hydro-Québec prospectively adopted the recommendations of CICA Handbook Section 3251, “Equity”, which superseded Section 3250, “Surplus”. Section 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in Section 1530, “Comprehensive Income”. With the adoption of these standards, translation adjustments, which were previously presented separately in Equity, were reclassified to Accumulated other comprehensive income.

ACCOUNTING CHANGES

Hydro-Québec also adopted the recommendations of CICA Handbook Section 1506, “Accounting Changes”, which prescribes the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of these recommendations had no impact on the consolidated financial statements.

2006

NON-MONETARY TRANSACTIONS

On January 1, 2006, Hydro-Québec adopted the recommendations of CICA Handbook Section 3831, “Non-monetary Transactions”, which superseded Section 3830, also entitled “Non-monetary Transactions”. This standard requires that a non-monetary asset or liability exchanged or transferred in a non-monetary transaction be measured at its fair value where the criterion of “commercial substance” is met. The adoption of these recommendations had no impact on the consolidated financial statements.

CONDITIONAL ASSET RETIREMENT OBLIGATIONS

On April 1, 2006, Hydro-Québec adopted the recommendations in the CICA’s Emerging Issues Committee Abstract EIC-159, “Conditional Asset Retirement Obligations”. This abstract states how to account for conditional asset retirement obligations when the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. A liability for the fair value of an asset retirement obligation must be recognized at the time it is incurred when a reasonable estimate of the fair value of the liability can be made. The adoption of these recommendations had no impact on the consolidated financial statements.

2005

INVESTMENT COMPANIES

On January 1, 2005, Hydro-Québec prospectively adopted the recommendations in CICA Accounting Guideline AcG-18, Investment Companies. Under AcG-18, investment companies are required to account for their investments at fair value in certain cases where these investments would normally have been consolidated or accounted for on an equity basis or at cost. Criteria are provided to determine whether a company should be classified as an investment company. Companies that do not meet the criteria are required to consolidate or account for their investments using the equity method. The guideline also provides instructions for circumstances where fair value must be used in the consolidated financial statements of the parent company or the entity exercising significant influence over the investment company. Since the adoption of this guideline, the venture capital investments held by a subsidiary have been accounted for at fair value, whereas previously, they had been accounted for at cost. The adoption of these recommendations had no significant impact on the consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1, 2005, Hydro-Québec retroactively applied the recommendations in CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, without restating the figures for the preceding year. This guideline provides the consolidation principles applicable to certain entities (VIEs) that are subject to control on a basis other than ownership of voting interests. It prescribes consolidation of an entity when the reporting enterprise is the primary beneficiary. The primary beneficiary is the enterprise with variable interests that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual returns, or both. The guideline also requires disclosure of certain information when the reporting enterprise has a significant variable interest in a VIE that it has not consolidated. The adoption of these recommendations had no significant impact on the consolidated financial statements.

NOTE 2 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

DETERMINING WHETHER AN ARRANGEMENT CONTAINS A LEASE

On January 1, 2005, Hydro-Québec adopted the recommendations in the CICA’s Emerging Issues Committee Abstract EIC-150, Determining Whether an Arrangement Contains a Lease. The abstract provides guidance for determining whether an arrangement comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments is within the scope of CICA Handbook Section 3065, Leases. Since January 1, 2005, the provisions of the abstract have applied to arrangements agreed to, committed to, modified or acquired in business combinations. The adoption of these recommendations had no significant impact on the consolidated financial statements.

DISCLOSURES BY ENTITIES SUBJECT TO RATE REGULATION

On December 31, 2005, Hydro-Québec adopted the recommendations in CICA Accounting Guideline AcG-19, Disclosures by Entities Subject to Rate Regulation. AcG-19 recommends that the existence and nature of all forms of rate regulation, as well as their effects on the consolidated financial statements, be disclosed in the notes to the consolidated financial statements.

Future changes

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

In 2006, the CICA released CICA Handbook Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, which superseded Section 3861. These new standards require the presentation of information allowing users to assess the importance of a financial instrument for the entity’s performance and financial position. They will apply to the Corporation’s interim and annual financial statements relating to financial years beginning on January 1, 2008, and beyond.

CAPITAL DISCLOSURES

In 2006, the CICA released CICA Handbook Section 1535, “Capital Disclosures”, requiring disclosure of how capital is managed by Management. This section will apply to the Corporation’s interim and annual financial statements relating to financial years beginning on January 1, 2008, and beyond.

INVENTORIES

In 2007, the CICA released CICA Handbook Section 3031, “Inventories”, which superseded Section 3030, also entitled “Inventories”. Section 3031 establishes the standards for the measurement of inventories, including the determination of their cost. It will apply to the Corporation’s interim and annual financial statements relating to financial years beginning on or after January 1, 2008. The adoption of the recommendations in this new section is not expected to have any significant impact on the net income or total assets of the Corporation.

NOTE 3 – EFFECTS OF RATE REGULATION ON THE CONSOLIDATED FINANCIAL STATEMENTS

The following information describes the impact on the consolidated financial statements of accounting methods and practices adopted by the Corporation in accordance with decisions handed down by the Régie with respect to regulated activities.

Regulatory assets and liabilities

VARIANCES IN ANNUAL COST OF TRANSMISSION SERVICE FOR THE NATIVE LOAD

Variances resulting from any modification of the annual cost of native load transmission service that has not been taken into account in the setting of electricity rates are recorded in a separate account and amortized according to conditions set by the Régie. Financial expenses arising from these variances are capitalized at the rate of return authorized by the Régie on the rate base until such time as they are included in the rate base and amortization begins. This accounting practice relates to the Corporation’s power distribution activities and was authorized by the Régie in decisions D-2003-93, D-2006-34 and D-2007-12. Were these activities not regulated, the Corporation’s expenditure would have been lower and net income for 2007 would have been $11 million higher ($355 million lower in 2006 and nil in 2005).

NOTE 3 EFFECTS OF RATE REGULATION ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NET COSTS RELATED TO RETIREMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

When property, plant and equipment or intangible assets are retired, the cost of such assets and of their dismantlement, net of accumulated amortization and salvage value, are charged to a separate account and amortized over a maximum period of 10 years, using the sinking fund method at a rate of 3%. The Régie authorized this accounting practice in decisions D-2002-95 and D-2003-93, which relate to the Corporation’s power transmission and distribution activities, respectively. Were these activities not regulated, the related costs would be recognized in operations for the year, and net income for 2007 would have been $22 million higher ($17 million higher in 2006 and $19 million lower in 2005).

COSTS RELATED TO THE ENERGY EFFICIENCY PLAN (THE “PLAN”)

The costs related to implementation of the Plan, such as specific energy conservation programs, are charged to a separate account and amortized over 10 years on a straight-line basis, except for the costs incurred prior to January 1, 2006, which are amortized over five years. This period begins in the year after the costs were recorded. Financial expenses arising from these costs are capitalized at the rate of return authorized by the Régie on the rate base until such time as they are included in the rate base and amortization begins. This accounting practice relates to the Corporation’s power distribution activities and was authorized by the Régie in decisions D-2002-25, D-2002-288 and D-2006-56. Were these activities not regulated, the costs would normally be recognized in operations for the year in which they are incurred, and net income for 2007 would have been $129 million lower ($121 million lower in 2006 and $80 million lower in 2005).

COSTS INCURRED UNTIL THE RESCISSION OF DUAL-ENERGY RATE BT

The costs incurred until the rescission of dual-energy Rate BT were charged to a separate account and have been amortized on a straight-line basis over five years since the rescission date of April 1, 2006. These costs mainly include the deficit resulting from the variance between the supply cost recognized by the Régie and energy prices in effect, multiplied by the quantity of electricity delivered to customers at Rate BT between January 1, 2004, and March 31, 2006. Financial expenses arising from these costs were capitalized at the rate of return authorized by the Régie on the rate base until March 31, 2006. This accounting practice was authorized by the Régie in decisions D-2004-47, D-2004-170 and D-2006-34, which relate to the Corporation’s power distribution activities. Were these activities not regulated, the costs would have been recognized in operations for the year in which they were incurred, and net income for 2007 would have been $30 million higher ($49 million lower in 2006 and $55 million lower in 2005).

COSTS RELATED TO A MAJOR DISCONTINUED PROJECT

A power transmission system project was discontinued in 2005. The costs deemed to be irrecoverable were deferred and amortized over three years on a straight-line basis. The Régie authorized this accounting practice in decision D-2002-95, which relates to the Corporation’s power transmission activities. Were these activities not regulated, the costs would have been recognized in operations for 2005, and net income for 2007 would have been $10 million higher ($10 million higher in 2006 and $20 million lower in 2005).

COST VARIANCES RELATED TO ELECTRICITY PURCHASES IN EXCESS OF THE HERITAGE POOL

Volume and price variances recognized for a given year between the actual costs of electricity purchases in excess of the heritage pool and the costs forecasted in the rate cases and acknowledged by the Régie for rate-setting purposes are recorded in a separate account and amortized according to conditions set by the Régie. Financial expenses arising from these variances are capitalized at the rate of return authorized by the Régie on the rate base until such time as amortization begins. This accounting practice was authorized by the Régie in decisions D-2005-34, D-2005-132, D-2006-34 and D-2007-12, which relate to the Corporation’s power distribution activities. Were these activities not regulated, the actual costs would be recognized in operations for the year in which they are incurred, and net income for 2007 would have been $177 million lower ($245 million higher in 2006 and $13 million lower in 2005).

NOTE 3 EFFECTS OF RATE REGULATION ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COSTS RELATED TO THE DE-ICING SYSTEM AT LÉVIS SUBSTATION

Certain costs related to the Lévis substation de-icing system, a project designed in the wake of the 1998 ice storm to secure the transmission lines supplying the greater Québec City area, are charged to a separate account. As the de-icing system is commissioned, these costs are depreciated using the sinking fund method at a rate of 3%, over a period corresponding to the average remaining useful life of the assets enhanced by the project. Financial expenses arising from these costs are capitalized at the rate of return authorized by the Régie on the rate base until such time as they are included in the rate base and amortization begins. The Régie authorized this accounting practice in decision D-2004-175, which relates to the Corporation’s power transmission activities. Were these activities not regulated, the costs would be recognized in operations for the year in which they are incurred, and net income for 2007 would have been $6 million lower ($11 million lower in 2006 and $1 million lower in 2005).

VARIANCES IN REVENUE FROM POINT-TO-POINT TRANSMISSION SERVICES

Variances recognized for a given year between actual revenue from point-to-point transmission services and revenue forecasted in the rate cases and acknowledged by the Régie for rate-setting purposes are recorded in a separate account and amortized according to conditions set by the Régie. Financial expenses arising from these variances are capitalized at the rate of return authorized by the Régie on the rate base until such time as amortization begins. This accounting practice was authorized by the Régie in decisions D-2007-08 and D-2008-019, which relate to the Corporation’s power transmission activities. Were these activities not regulated, expenditure would have been lower and net income for 2007 would have been $50 million higher.

Regulatory assets	Expected years of amortization	2007	2006
		(in millions of dollars)
Variances in annual cost of transmission service for native load [a]	Conditions to be determined by the Régie	$344	$355
Net costs related to retirement of property, plant and equipment and intangible assets	2008-2017	219	241
Costs related to Energy Efficiency Plan	2008-2017	381	252
Costs incurred until rescission of dual-energy Rate BT	2008-2011	95	125
Costs related to a major discontinued project	—	—	10
Cost variances related to electricity purchases in excess of heritage pool [a]	—	—	36
Costs related to de-icing system at Lévis substation	2008-2047	18	12

		$1,057	$1,031

Regulatory liabilities	Expected years of amortization	2007	2006
		(in millions of dollars)
Cost variances related to electricity purchases in excess of heritage pool [a]	2008	$(55)	$(268)
Variances in revenue from point-to-point transmission services [a]	2008 and 2009	(50)	—

		(105)	(268)
Current portion		(97)	(251)

		$(8)	$(17)

a)	The change in the variance accounts, net of an amortization credit of $145 million (nil in 2006) and capitalized financial expenses of $1 million ($17 million in 2006), corresponds to the Regulatory deferrals presented in the Consolidated Statements of Operations, namely, an increase in expenditure of $29 million (reduction of $93 million in 2006).

RISKS AND UNCERTAINTIES

The risks and uncertainties related to the above regulatory assets and liabilities are subject to periodic monitoring and assessment. Once the Corporation considers that it is no longer likely that the net carrying amount of a regulatory asset or liability will be taken into account in setting future rates, this amount is recognized in operations for the year in which the conclusion is reached.

NOTE 3 EFFECTS OF RATE REGULATION ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Other regulatory practices

Under Régie decisions D-2002-95 and D-2003-93, the compensation granted by the Québec government for the 1998 ice storm was applied against the cost of new property, plant and equipment constructed; it is amortized over the remaining life of the retired assets, with the exception of the portion equivalent to the unamortized cost of these assets, which is amortized over 10 years. The sinking fund method, at a rate of 3%, is used in both cases. Were these activities not regulated, the compensation would be amortized over the useful life of the new property, plant and equipment constructed.

In decisions D-2002-95 and D-2004-47, the Régie prescribed capitalizing financial expenses to property, plant and equipment under construction and intangible assets under development according to the authorized rates of return on the rate bases. These rates, which are set using methods approved by the Régie, take into account a component associated with the cost of the debt and a component associated with the return on equity. Were these activities not regulated, financial expenses would be capitalized using the average cost of the Corporation’s long-term debt.

Under Régie decisions D-2002-95 and D-2003-93, the cost of dismantling assets that were retired and replaced, net of the salvage value, is added to the cost of the new assets constructed. Were these activities not regulated, these costs would be charged to operations.

Under Régie decisions D-2006-76 and D-2006-76R, contributions received for relocation or modification projects relating to certain transmission grid assets are charged to a separate account and applied against property, plant and equipment. These contributions are amortized over the average useful life of assets for each project, using the sinking fund method, at a rate of 3%. Were these activities not regulated, the contributions would be amortized over the useful life of each fixed asset concerned.

In decision D-2007-134 of December 2007, the Régie approved an agreement whereby energy deliveries provided for in a power purchase contract with another power producer will be suspended for 2008. On December 31, 2007, a $52-million commitment associated with this agreement was recorded on the balance sheet but had no impact on operating results.

NOTE 4 DEPRECIATION AND AMORTIZATION

	2007	2006	2005
	(in millions of dollars)
Property, plant and equipment	$1,853	$1,745	$1,712
Intangible assets	109	114	109
Regulatory assets and liabilities (Note 3)	(9)	111	51
Deferred charges	12	13	16
Write-off of projects	26	24	135

	$1,991	$2,007	$2,023

NOTE 5 TAXES

	2007	2006	2005
	(in millions of dollars)
Capital tax	$278	$261	$330
Public utilities tax	240	230	229
Water-power royalties [a]	263	—	—
Municipal, school and other taxes	35	38	35

	$816	$529	$594

a)	The payment of water-power royalties results from the fact that the Corporation became subject to the Watercourses Act in 2007. For this transition year, the half-rate rule applied.

NOTE 6 FINANCIAL EXPENSES

	2007	2006	2005
	(in millions of dollars)
Interest
Interest on debt securities	$2,584	$2,367	$2,188
Amortization of debt premiums, discounts and issue expenses	111	99	117

	2,695	2,466	2,305

Net exchange loss (gain)	18	(21)	(1)
Loan guarantee fees paid to the shareholder	169	158	155

	187	137	154

Less
Capitalized financial expenses	283	312	249
Net investment income	87	79	24

	370	391	273

	$2,512	$2,212	$2,186

NOTE 7 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

•

On February 28, 2007, Hydro-Québec concluded the sale of its interest in HQI Australia Pty Ltd (DirectLink), through its wholly owned subsidiary Hydro-Québec International (HQI), for a cash consideration of $52 million, giving rise to a gain of $18 million.

•	On January 18, 2006, Hydro-Québec concluded the sale of its interest in Hidroeléctrica Río Lajas S.A., through HQI, for a cash consideration of $5 million, giving rise to a loss of $0.3 million.

•

On February 27, 2006, Hydro-Québec concluded the sale of its interest in Cross-Sound Cable Company, LLC, for a cash consideration of $182 million, giving rise to a $29-million gain. The transaction included the sale of units held and the repayment of the loan extended by Hydro-Québec to Cross-Sound Cable Company, LLC.

•

On March 29, 2006, Hydro-Québec concluded the sale of its interest in MurrayLink HQI Australia Pty Ltd, through HQI, for a cash consideration of $60 million. This transaction gave rise to a $2-million loss.

•

On June 30, 2006, Hydro-Québec sold its interest in HQI Transelec Chile S.A. (Transelec), through HQI, for a cash consideration of $1.8 billion. This transaction gave rise to a gain of $813 million, net of $225 million in related income taxes. The sales contract further provides for price adjustments based on the market value of the regulated trunk transmission asset base.

•

The ministerial order establishing the value of the regulated trunk transmission asset base was issued on January 15, 2008, and Hydro-Québec will account for an estimated net gain of US$117 million in the first quarter of 2008.

•

In addition, the retrospective effect of this revised valuation on Transelec’s revenue for the period from March 13, 2004, to June 30, 2006, should, in Management’s opinion, result in an additional adjustment of the selling price, which will be accounted for as HQI receives the additional revenue.

•

On August 1, 2006, Hydro-Québec concluded the sale of its interest in HQI Latin America Ltd. (Fortuna generating station in Panama), through HQI, for a cash consideration of $113 million. This transaction gave rise to a gain of $38 million.

•

On December 12, 2006, Hydro-Québec concluded the sale of its interest in Consorcio TransMantaro S.A., through HQI, for a cash consideration of $84 million. This transaction gave rise to a gain of $39 million.

•

On July 15, 2005, Hydro-Québec concluded the sale of the principal assets held by its subsidiary HydroSolution, Limited Partnership, for a cash consideration of $92 million, resulting in a gain of $48 million.

For purposes of segmented information, the results of foreign holdings are classified under Corporate and Other Activities and HydroSolution is part of the Distribution segment.

NOTE 7 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

The following table presents operating results and cash flows from the interests presented as discontinued operations:

	2007	2006	2005
	(in millions of dollars)
Operations
Revenue	$3	$256	$347

Income before net gain on disposal	6	27	(147)

Gain on disposal	19	1,169	48
Income taxes	—	(252)	—

Net gain on disposal	19	917	48

Income from discontinued operations	25	944	(99)

Cash flows
Operating activities	2	11	83
Investing activities	(1)	64	45
Financing activities	—	(18)	(33)
Change in foreign exchange on cash and cash equivalents	1	(5)	6

Cash flows from discontinued operations	$2	$52	$101

As at the disposal date, the assets and liabilities of these interests were as follows:

	2007	2006	2005
	(in millions of dollars)
Cash and cash equivalents	$1	$135	$—
Other current assets	9	69	—
Long-term assets	34	2,176	42
Current liabilities	2	187	—
Long-term liabilities	10	1,291	—

Net assets disposed of	$32	$902	$42

NOTE 8 PROPERTY, PLANT AND EQUIPMENT

	2007
	In service	Accumulated depreciation	Under construction	Total
	(in millions of dollars)
Generation
Hydraulic	$32,129	$8,211	$3,344	$27,262
Thermal, including nuclear	2,715	1,933	158	940
Other	725	314	23	434

	35,569	10,458	3,525	28,636

Transmission
Substations and lines	20,838	6,530	669	14,977
Other	741	492	22	271

	21,579	7,022	691	15,248

Distribution
Substations and lines	11,434	4,270	191	7,355
Other	1,801	1,016	123	908

	13,235	5,286	314	8,263

Construction	31	14	2	19

Corporate and Other Activities	2,167	1,231	126	1,062

	$72,581	$24,011	$4,658	$53,228

	2006
	In service	Accumulated depreciation	Under construction	Total
	(in millions of dollars)
Generation
Hydraulic	$31,139	$7,708	$2,752	$26,183
Thermal, including nuclear	2,677	1,755	123	1,045
Other	759	322	37	474

	34,575	9,785	2,912	27,702

Transmission
Substations and lines	20,227	6,097	594	14,724
Other	753	515	30	268

	20,980	6,612	624	14,992

Distribution
Substations and lines	10,908	3,941	225	7,192
Other	1,803	1,013	101	891

	12,711	4,954	326	8,083

Construction	47	31	1	17

Corporate and Other Activities	2,101	1,158	117	1,060

	$70,414	$22,540	$3,980	$51,854

NOTE 9 INVESTMENTS

	2007	2006
	(in millions of dollars)
At equity
Churchill Falls (Labrador) Corporation Limited (Note 21)	$77	$69
CITEQ inc.	(5)	(5)

	72	64

At fair value
Churchill Falls (Labrador) Corporation Limited Bonds [a] (Note 21)	55	52
Venture capital [b]	40	54

	95	106

Other	61	62

	$228	$232

a)	These 7.5% bonds mature in 2010 and are secured by a general mortgage.

b)	Both the gross and net unrealized gains on investments held by the venture capital company amounted to $2 million as at December 31, 2007 ($13 million as at December 31, 2006). Net gains of $12 million were realized in 2007 (net losses of $2 million in 2006 and net gains of $6 million in 2005).

NOTE 10 INTANGIBLE ASSETS

	2007			2006
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	(in millions of dollars)
Subject to amortization
Software and licences [a]	$1,322	$763	$559	$1,147	$652	$495
Rights	113	54	59	113	40	73
Environmental studies	55	49	6	134	118	16
Patents	8	4	4	8	2	6

	$1,498	$870	628	$1,402	$812	590

Not subject to amortization
Servitudes			339			333

			$967			$923

a)	The net carrying amount includes $406 million in assets under development as at December 31, 2007 ($311 million as at December 31, 2006).

NOTE 11 OTHER ASSETS

	2007	2006
	(in millions of dollars)
Accrued benefit asset (Note 20)	$828	$1,115
Deferred charges	168	112
Government reimbursement for the 1998 ice storm [a]	107	123
Nuclear fuel waste management trust fund [b]	44	36
Goodwill [c]	10	10
Assets held for sale	—	31

	$1,157	$1,427

a)	Payable in quarterly installments of $6 million until January 15, 2014, and a final installment of $1 million on April 15, 2014. These installments include interest at the annual rate of 7.2%. The fair value of this financial asset was $110 million as at December 31, 2007 ($129 million as at December 31, 2006).

b)	On November 15, 2002, the Nuclear Fuel Waste Act came into force. Under this Act, nuclear energy corporations in Canada were required to set up a waste management organization whose role would be to propose a long-term approach for managing spent nuclear fuel to the Government of Canada. Nuclear energy corporations were also required to set up a trust fund to finance the costs of long-term nuclear fuel waste management. In November 2005, the Nuclear Waste Management Organization (NWMO) filed its report with the Government of Canada and recommended an approach which was adopted in June 2007.

In October 2007, the members of the NWMO ratified an agreement that sets forth a formula for financing the costs of long-term nuclear waste management. This formula will be used to determine each member’s share for the next five years. It will come into effect only after approval by the Government of Canada, which is expected to hand down its decision in 2008. Each member’s share will be determined according to the number of spent nuclear fuel bundles it had in storage as at June 30, 2006. It will also take into account the date on which each member plans to send the spent nuclear fuel bundles to the national repository.

In order to meet its financial obligations, the Corporation deposited an initial amount of $20 million in a trust fund in 2002. Additional annual payments of $4 million were made from 2002 to 2007, in compliance with the law. The sums are invested in short-term marketable securities, and interest accrued on trust assets is reinvested in the trust.

c)	For purposes of segmented information, goodwill is classified under the Generation segment.

NOTE 12 LONG-TERM DEBT

Composition and maturities

The following table presents debentures and other long-term debt (at amortized cost in 2007 and at notional amount in 2006 a), translated into Canadian dollars at the closing exchange rates as at the balance sheet date and listed by year of maturity:

	2007							2006
	Corporation					Subsidiaries
Maturity	Canadian dollars	U.S. dollars	Other currencies	Total			Total	Total
	(in millions of dollars)
2007								$1,063
2008	$111	$4	$970	$1,085		$2	$1,087	1,153
2009	1,894	30	4	1,928		3	1,931	1,628
2010	748	20	—	768		3	771	402
2011	1,644	847	77	2,568		3	2,571	2,997
2012 [b]	877	196	9	1,082		3	1,085	—

1 to 5 years	5,274	1,097	1,060	7,431		14	7,445	7,243
6 to 10 years [b]	94	1,307	482	1,883		14	1,897	3,690
11 to 15 years	5,050	1,985	—	7,035		—	7,035	4,253
16 to 20 years	97	1,865	—	1,962		—	1,962	5,172
21 to 25 years	1,185	1,758	—	2,943		—	2,943	3,596
26 to 30 years	5,046	—	—	5,046		—	5,046	4,693
31 to 35 years	4,340	—	—	4,340		—	4,340	3,805
36 to 40 years	3,099	—	—	3,099		—	3,099	1,023
41 to 45 years	63	—	—	63		—	63	65
46 to 50 years	10	—	—	10		—	10	11
51 to 55 years	557	—	—	557		—	557	525
56 to 60 years	14	—	—	14		—	14	14

	24,829	8,012	1,542	34,383	[c]	28	34,411	34,090
Plus
Adjustment for fair-value hedged risk				(163)		—	(163)	—

				34,220		28	34,248	34,090
Less
Current portion	111	4	970	1,085		2	1,087	1,063

	$24,718	$8,008	$572	$33,135		$26	$33,161	$33,027

a)	Excluding debts with a significant discount or premium, which are presented at amortized cost.

b)	Certain debts carry sinking fund requirements.

c)	Includes $33,790 million in bonds guaranteed by the Québec government as at December 31, 2007 ($33,436 million as at December 31, 2006).

NOTE 12 LONG-TERM DEBT (CONTINUED)

Allocation of debt by currency at time of issuance and at time of repayment

The following table presents debt, including the current portion of long-term debt, broken down by currency at the time of issue. Swaps related to the debt were taken into account in determining the percentages of debt by currency at the time of repayment.

	2007					2006
	At time of issue			At time of repayment		At time of issue			At time of repayment
	In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%		In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%
Corporation’s debt
Canadian dollars	24,829	$24,829	72	96		22,282	$22,282	65	95
U.S. dollars	8,135	8,012	24	4	[a]	8,628	10,053	30	5	[a]
Other currencies
Euros	671	968	3			673	1,034	3
Yen	2,508	22	—			4,500	43	—
Pounds sterling	237	465	1			240	548	2
Swiss francs	100	87	—			96	93	—

		34,383					34,053
Plus
Adjustment for fair-value hedged risk		(163)					—
Susidiaries’ debt
U.S. dollars	29	28	—	—		32	37	—	—

		$34,248	100	100			$34,090	100	100

a)	Of this amount, 99.3% was used to hedge sales in U.S. dollars as at December 31, 2007 (98.8% as at December 31, 2006).

Interest rates

The following table shows Hydro-Québec’s interest rates, which take into account nominal interest rates on borrowings, debt premiums, discounts and issue expenses, and the effect of debt-related swaps:

	2007				2006
Maturity	Canadian dollars	U.S. dollars	Other currencies	Weighted average	Weighted average
	(in percentage)
1 to 5 years	7.86	8.23	10.38	8.14	6.46
6 to 10 years	7.74	8.76	11.70	9.58	9.57
11 to 15 years	10.48	8.97	—	9.99	10.37
16 to 20 years	7.35	8.52	—	8.50	9.12
21 to 25 years	6.66	9.28	—	8.40	8.45
26 to 30 years	5.99	—	—	5.99	5.99
31 to 35 years	5.17	—	—	5.17	5.16
36 to 40 years	4.88	—	—	4.88	4.80
41 to 45 years	6.44	—	—	6.44	6.44
46 to 50 years	—	—	—	—	—
51 to 55 years	6.62	—	—	6.62	6.62
Weighted average	6.65	8.94	11.49	7.32	7.52

The variable-rate portion of Hydro-Québec’s debt amounted to 6.8%, or 7.8% including perpetual debt, as at December 31, 2007 (7.3%, or 8.2% including perpetual debt, as at December 31, 2006). For information purposes, a change of one percentage point in interest rates would change the consolidated net income by $19 million ($31 million in 2006 and $62 million in 2005), if the impact of debt-related swaps were included (Note 16).

NOTE 12 LONG-TERM DEBT (CONTINUED)

Fair value

As at December 31, 2007, the fair value of Hydro-Québec’s debt amounted to $44,753 million ($46,015 million as at December 31, 2006), taking into account sinking funds. Including debt-related swaps, total indebtedness stood at $46,044 million ($45,626 million as at December 31, 2006).

Fair value is obtained by discounting future cash flows, based on forward interest rates derived from interest rates at close of business on the balance sheet date for similar instruments available on capital markets. Changes in fair value reflect sensitivity to capital market interest rates. However, Management’s primary intention is to hold these debt securities until maturity. Therefore, as at December 31, 2007, Hydro-Québec did not foresee any significant repayments that could result in the realization of this fair value.

Standby credit

Hydro-Québec has undrawn standby credit facilities of US$2,000 million that expire in 2012. Any borrowings under these lines of credit will bear interest at a rate based on the London Interbank Offered Rate (LIBOR). A US$750-million swing line loan at the U.S. base rate is included in the US$2,000-million credit facility

NOTE 13 ASSET RETIREMENT OBLIGATIONS

Liabilities arising from asset retirement obligations relate to the cost of dismantling Gentilly-2 nuclear generating station at the end of its useful life, the removal of spent nuclear fuel resulting from its operation, and the dismantling of fuel tanks and of certain thermal generating stations.

Hydro-Québec has also identified asset retirement obligations relating to thermal generating stations and power transmission lines for which no liability has been recognized since it expects to use these assets for an undetermined period. These relate to property, plant and equipment for which the Corporation does not have sufficient information to accurately establish a maturity schedule for the obligation. A liability stemming from these asset retirement obligations will be recognized in the period in which there is sufficient information to establish such a schedule.

NOTE 13 ASSET RETIREMENT OBLIGATIONS (CONTINUED)

The aggregate carrying amount of the asset retirement obligations is as follows:

	2007
	Dismantling of nuclear generating station [a]	Removal of spent nuclear fuel [a,b]	Dismantling of other assets	Total
	(in millions of dollars)
Balance at beginning of year	$288	$127	$16	$431
Liabilities incurred	—	3	—	3
Accretion expense	18	12	1	31
Liabilities settled	—	(1)	(2)	(3)
Revision of estimated cash flows and expected timing of payments	—	—	2	2

Balance at end of year	$306	$141	$17	$464

	2006
	Dismantling of nuclear generating station [a]	Removal of spent nuclear fuel [a]	Dismantling of other assets	Total
	(in millions of dollars)
Balance at beginning of year	$172	$92	$18	$282
Liabilities incurred	—	2	—	2
Accretion expense	14	10	1	25
Liabilities settled	—	—	(3)	(3)
Revision of estimated cash flows and expected timing of payments	102	23	—	125

Balance at end of year	$288	$127	$16	$431

a)	When Gentilly-2 nuclear generating station was designed, the Corporation planned to operate it for 30 years, until 2013. The Corporation initiated a draft-design study to evaluate whether its useful life could be extended by approximately 28 years through refurbishment. If the refurbishment is not carried out, Management could decide to decommission the station a few years earlier for technical and financial reasons. Pending the decision, expected in 2008, the consolidated financial statements reflect end of life in 2011 for purposes of calculating the depreciation of the station and the amortization of the decommissioning costs. Consequently, once the decision is made, the estimated undiscounted cash flows and the expected timing of payment of the cash flows required to settle the obligations could change and thus, asset retirement obligations and decommissioning costs as well as the depreciation, amortization and accretion expenses, as recorded in these consolidated financial statements, may vary significantly based on the end-of-life date retained and the increase inherent in the method used to calculate depreciation and amortization. Inflation rates varying between 1.8% and 3.6% were used to determine the asset retirement obligations. As at December 31, 2007, the net carrying amount of Gentilly-2 was $522 million ($662 million as at December 31, 2006).

b)	The discounted value established for purposes of estimating the obligation related to spent nuclear fuel disposal is similar to the estimate obtained using the method recommended by the NWMO and adopted by the Government of Canada in June 2007.

NOTE 13 ASSET RETIREMENT OBLIGATIONS (CONTINUED)

The carrying amount of the asset retirement obligations is based on the following key assumptions:

	Dismantling of nuclear generating station [a]	Removal of spent nuclear fuel [a]	Dismantling of other assets
	(in millions of dollars)
Total undiscounted amount of the estimated cash flows required to settle the obligations
As at December 31, 2007	$795	$598	$18
As at December 31, 2006	$795	$598	$18
Expected timing of payment of the cash flows required to settle the obligations
As at December 31, 2007	Between 2011 and 2057	Between 2008 and 2159	Between 2008 and 2031
As at December 31, 2006	Between 2011 and 2057	Between 2007 and 2159	Between 2007 and 2031
Credit quality-adjusted risk-free rate at which the estimated cash flows have been discounted (%)
Initial recognition of obligations	6.4	6.4	6.4
Subsequent recognition of additional obligations	5.5	5.5	5.7

a)	When Gentilly-2 nuclear generating station was designed, the Corporation planned to operate it for 30 years, until 2013. The Corporation initiated a draft-design study to evaluate whether its useful life could be extended by approximately 28 years through refurbishment. If the refurbishment is not carried out, Management could decide to decommission the station a few years earlier for technical and financial reasons. Pending the decision, expected in 2008, the consolidated financial statements reflect end of life in 2011 for purposes of calculating the depreciation of the station and the amortization of the decommissioning costs. Consequently, once the decision is made, the estimated undiscounted cash flows and the expected timing of payment of the cash flows required to settle the obligations could change and thus, asset retirement obligations and decommissioning costs as well as the depreciation, amortization and accretion expenses, as recorded in these consolidated financial statements, may vary significantly based on the end-of-life date retained and the increase inherent in the method used to calculate depreciation and amortization. Inflation rates varying between 1.8% and 3.6% were used to determine the asset retirement obligations. As at December 31, 2007, the net carrying amount of Gentilly-2 was $522 million ($662 million as at December 31, 2006).

NOTE 14 OTHER LONG-TERM LIABILITIES

	2007	2006
	(in millions of dollars)
Deferred exchange gain [a]	$—	$1,229
Debt premiums, discounts and issue expenses [a]	—	694
Accrued benefit liability (Note 20)	601	544
Credit risk management [a]	—	128
Accounts payable	117	113
Liabilities related to assets held for sale	—	7

	$718	$2,715

a)	These items were written off or reclassified (Note 2) following the adoption of new accounting policies regarding financial instruments.

NOTE 15 PERPETUAL DEBT

Perpetual notes in the amount of $286 million (US$289 million) as at December 31, 2007, and $337 million (US$289 million) as at December 31, 2006, bear interest at a rate determined semiannually based on LIBOR, plus 0.0625%. They are guaranteed by the Québec government and are redeemable only at the Corporation’s option. No portion was redeemed in 2007. In 2006, a portion amounting to US$36 million was redeemed on the secondary market and then canceled. Various derivative instruments recorded at fair value are used to mitigate exchange risk associated with this debt.

As at December 31, 2007, the fair value of the perpetual notes was $290 million ($347 million as at December 31, 2006). As at December 31, 2007 and 2006, the rate for these notes was 5.2% and 5.6%, respectively.

NOTE 16 FINANCIAL INSTRUMENTS

Derivative instruments

MANAGEMENT OF RISK ASSOCIATED WITH LONG-TERM DEBT

•

Foreign exchange and interest risk – Hydro-Québec uses currency swaps to manage foreign exchange risk associated with long-term debt, and interest rate swaps to modify interest rate risk exposure over the long term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on operations of foreign exchange and interest rate hedging transactions for long-term debt is recorded in Financial expenses.

MANAGEMENT OF RISK ASSOCIATED WITH SALES IN U.S. DOLLARS

•

Foreign exchange risk – Hydro-Québec uses currency swaps and a portion of U.S.-dollar-denominated debt to manage foreign exchange risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on operations is recorded in Revenue. Hydro-Québec regularly assesses the probability of realizing future sales denominated in U.S. dollars.

The following table shows the notional amounts of swaps used to manage risk associated with long-term debt and sales in U.S. dollars, expressed in Canadian dollars and other currencies:

	2007 [a]						2006 [a]
Maturity	1 to 5 years	6 to 10 years	11 to 15 years	16 to 20 years	More than 20 years	Total	Total
	(in millions of dollars or millions of currency units)
Swaps
Canadian dollars	1,778	(752)	(2,465)	(2,270)	(2,704)	(6,413)	(6,853)
U.S. dollars	(996)	395	2,030	1,900	2,089	5,418	5,325
Other currencies
Yen	1,500	1,000	—	—	—	2,500	4,500
Euros	612	61	—	—	—	673	673
Pounds sterling	40	200	—	—	—	240	240
Swiss francs	97	—	—	—	—	97	97
Forward contracts
U.S. dollars	—	—	—	—	—	—	36

a)	Figures in parentheses represent amounts to be paid.

The following table shows the fair value of swaps used to manage risk associated with long-term debt and U.S.-dollar sales, expressed in Canadian dollars and other currencies:

	2007	2006
	(in millions of dollars)
Instruments designated as cash flow hedges for the debt	$(2,451)	$(1,424)
Instruments designated as fair value hedges for the debt	(274)	(118)
Instruments designated as cash flow hedges for sales in U.S. dollars [a]	894	670

	(1,831)	(872)
Instruments not designated as hedges [b]	1,548	1,261

	$(283)	$389

a)	A portion of the long-term debt, with a notional amount of US$1,504 million as at December 31, 2007, was also designated as a cash flow hedge for U.S.-dollar sales.

b)	Transactions carried out as part of the Corporation’s risk management, including $1,435 million in consideration of amounts received or disbursed with respect to credit risk mitigation arrangements.

NOTE 16 FINANCIAL INSTRUMENTS (CONTINUED)

MANAGEMENT OF SHORT-TERM FINANCIAL RISK

•

Foreign exchange risk – Hydro Québec uses options and forward contracts to manage its foreign exchange risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of foreign exchange hedging transactions on operations is recorded in the line item corresponding to the hedged item, namely in Revenue and Electricity and fuel purchases.

The notional amount of the open positions as at December 31, 2007, was US$563 million, with US$107 million in purchase contracts and US$670 million in sales contracts (US$108 million as at December 31, 2006, that is, US$113 million in purchase contracts and US$5 million in sales contracts).

•

Interest rate risk– Hydro-Québec uses options, interest rate swaps and forward rate agreements to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of short-term interest rate risk hedging transactions on operations is recorded in Financial expenses.

For information purposes, a 1% variance in interest rates would not result in any variance in consolidated net income ($2 million in 2006 and $55 million in 2005).

•

Market risk – Hydro-Québec uses mainly options, commodity swaps and commodity futures to manage risk resulting from fluctuations in energy and commodity prices. When these derivative instruments are designated as hedging items, they are recognized as cash flow hedges. The effect on operations of transactions to hedge the risk of variability in energy and commodity prices is recorded in the line item corresponding to the hedged item, namely in Revenue or Electricity and fuel purchases. Hydro-Québec regularly assesses the probability of making such transactions.

In order to hedge its exposure to risk of variability in energy and commodity prices, Hydro-Québec traded in derivative instruments for which open positions as at December 31, 2007, totaled 227,525 tonnes of aluminum (153,925 tonnes as at December 31, 2006) and in electricity swaps whose open positions as at December 31, 2007, were for 6.5 TWh (2.7 TWh as at December 31, 2006).

The fair value of derivative instruments used for short-term financial risk management is presented by specific risk in the following table. Most of these derivatives will mature in 2008.

	2007	2006
	Fair value [a]	Carrying amount	Fair value
	(in millions of dollars)
Foreign exchange risk
Forward exchange contracts and options	$14	$—	$—
Interest rate risk
Forward rate agreements, options and swaps	5	5	5
Risk of variability in energy and commodity prices
Forward contracts, options and swaps	50	3	35

	$69	$8	$40

a)	In 2007, the carrying amount was equal to the fair value.

The fair value of derivative instruments used to manage short-term financial risk, depending on whether or not they are designated as hedges, is presented in the following table:

	2007	2006
	(in millions of dollars)
Instruments designated as cash flow hedges	$66	$31
Instruments not designated as hedges	3	9

	$69	$40

NOTE 16 FINANCIAL INSTRUMENTS (CONTINUED)

Effect of hedges on operations

EFFECT OF CASH FLOW HEDGES ON OPERATIONS

As at December 31, 2007, the net gain related to the ineffectiveness of cash flow hedges recognized in operations totaled $9 million.

Moreover, as at December 31, 2007, Hydro-Québec estimated at $222 million the amount of existing net gains (losses) presented in Accumulated other comprehensive income that would be reclassified to operations in the next 12 months.

In 2007, Hydro-Québec reclassified a net gain of $10 million from Accumulated other comprehensive income to operations as a result of the discontinuance of cash flow hedges because it had become improbable that the transactions would be made by the end of the originally specified time period. Similarly, an exchange gain of $234 million was recognized in 2006.

As at December 31, 2007, the maximum period over which Hydro-Québec hedged its exposure to the variability of future cash flows for anticipated transactions was 23 years (24 years as at December 31, 2006).

EFFECT OF FAIR VALUE HEDGES ON OPERATIONS

As at December 31, 2007, the net gain related to the ineffectiveness of fair value hedges recognized in operations totaled $3 million.

EFFECT ON OPERATIONS OF REVALUATION OF INSTRUMENTS NOT DESIGNATED AS HEDGES

As at December 31, 2007, the net gain recognized in operations as a result of revaluing, at fair value, derivative instruments not subject to hedge accounting totaled $42 million.

Other financial instruments

The carrying amount of short-term investments, accounts receivable, current borrowings, accounts payable and accrued liabilities, dividends payable and accrued interest approximates their fair value, due to their short-term maturities. The carrying amount of the government reimbursement for the 1998 ice storm approximates its fair value, which is estimated by discounting the expected cash flows based on effective interest rates for instruments with similar conditions and maturities. As at December 31, 2007, the weighted average interest rate on short-term investments was 4.20% (4.19% as at December 31, 2006), whereas it was 4.38% on current borrowings (4.04% as at December 31, 2006).

Credit risk

Derivative instruments include an element of risk since a counterparty might not meet its obligations. However, this risk is moderate as Hydro-Québec generally deals with Canadian and international financial institutions with high credit ratings. Credit risk exposure is reduced by applying a credit policy to limit credit risk concentration and a counterparty credit risk assessment and monitoring program, as well as by setting credit limits. With the main financial institutions with which it engages in derivatives trading, Hydro-Québec enters into agreements limiting the market value of the derivatives portfolio. Any variation in market value beyond the agreed-upon limit results in a receipt or a disbursement of cash. As at December 31, 2007, no counterparty had defaulted on its obligations toward Hydro-Québec regarding investments and derivatives.

In addition, credit risk exposure with respect to accounts receivable is limited due to Hydro-Québec’s large and diverse customer base. Management estimates that Hydro-Québec is not exposed to a major credit risk.

NOTE 17 INTERESTS IN JOINT VENTURES

The proportionate share of the joint venture items included in the consolidated financial statements is presented in the following table. These joint ventures consist of the interests managed by the Technology Group and Hydro-Québec Production.

	2007	2006	2005
	(in millions of dollars)
Operations
Revenue	$21	$35	$21
Expenditure and financial expenses	26	35	19
Income (loss) from discontinued operations	1	43	(89)

Net (loss) income	$(4)	$43	$(87)

Balance sheets
Current assets	$13	$63
Long-term assets	29	38
Current liabilities	14	25
Long-term liabilities	30	34

Net (liabilities) assets	$(2)	$42

Cash flows
Operating activities	$(4)	$(4)	$(5)
Investing activities	(2)	(2)	(1)
Financing activities	(1)	5	6
Discontinued operations	(3)	20	5

Net change in cash and cash equivalents	$(10)	$19	$5

NOTE 18 EQUITY

Share capital

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid-up as at December 31, 2007 and 2006.

Retained earnings

Under the Hydro-Québec Act, the dividends to be paid by the Corporation are declared once a year by the Québec government, which also determines the terms and conditions of payment. For a given financial year, they cannot exceed the distributable surplus, equal to 75% of the year’s net operating revenue and net investment income, less interest on debt securities and amortization of debt premiums, discounts and issue expenses. This calculation is based on the consolidated financial statements.

However, in respect of a given financial year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. The Québec government declares the dividends for a given year within 30 days after the Corporation has sent it the financial data related to the distributable surplus. Upon expiry of the prescribed period, all or a portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2007, the Québec government declared dividends of $2,095 million ($2,342 million in 2006 and $1,126 million in 2005).

The dividends declared are deducted from the retained earnings of the year for which they were declared.

NOTE 18 EQUITY (CONTINUED)

Accumulated other comprehensive income

	2007
	Cash flow hedges	Other	Total
	(in millions of dollars)
Balance at beginning of year	$—	$(8)	$(8)
Adjustments related to the adoption of new accounting policies	479	—	479
Change for the year	486	5	491

Balance at end of year	$965	$(3)	$962

	2006
	Cash flow hedges	Other	Total
	(in millions of dollars)
Balance at beginning of year	$—	$(73)	$(73)
Change for the year	—	65	65

Balance at end of year	$—	$(8)	$(8)

NOTE 19 SUPPLEMENTARY CASH FLOW INFORMATION

	2007	2006	2005
	(in millions of dollars)
Change in non-cash working capital items
Accounts receivable	$(172)	$88	$2
Materials, fuel and supplies	5	(20)	(24)
Accounts payable and accrued liabilities	23	(217)	289
Accrued interest	(47)	55	(5)

	$(191)	$(94)	$(262)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	$90	$303	$29
Interest paid	$2,131	$2,042	$2,245
Income taxes paid	$2	$258	$21

NOTE 20 EMPLOYEE FUTURE BENEFITS

The Corporation’s pension plan (the “Pension Plan”) is a funded plan that ensures pension benefits based on the number of years of service and an average of the five best years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

The Corporation also offers other post-retirement and post-employment benefits. Post-retirement benefits are provided by group life, medical and hospitalization plans, which are contributory plans with contributions adjusted annually. Post-employment benefits are under non-contributory salary insurance plans, which pay short- and long-term disability benefits. Most of these plans are not funded, with the exception of the long-term disability salary insurance plan, which is fully funded, and the supplementary group life insurance plan, which is partially funded.

The Corporation’s employee benefit plans are defined benefit plans. Accrued benefit obligations of these plans, valued by independent actuaries, and assets, at fair value, are valued as at December 31 of each year. The most recent actuarial valuation for purposes of Pension Plan funding was as at December 31, 2006, and the next valuation must be performed no later than December 31, 2009.

NOTE 20 EMPLOYEE FUTURE BENEFITS (CONTINUED)

The following tables present information concerning the Corporation’s employee future benefit plans:

	Pension Plan		Other plans
	2007	2006	2007	2006
	(in millions of dollars)
Accrued benefit obligations
Balance at beginning of year	$12,720	$11,925	$850	$837
Current service cost	336	331	38	34
Employee contributions	66	54	—	—
Benefit payments and refunds	(460)	(420)	(49)	(44)
Interest on obligations	659	618	46	42
Actuarial (gains) losses	(714)	212	44	(19)

Balance at end of year	$12,607	$12,720	$929	$850

Plan assets at fair value
Balance at beginning of year	$12,811	$11,331	$56	$51
Actual return on plan assets	538	1,497	2	2
Employee contributions	66	54	—	—
Current contributions by the Corporation	5	319	11	11
Special contributions by the Corporation	—	62	—	—
Benefit payments and refunds	(460)	(420)	(12)	(8)
Administrative fees	(34)	(32)	—	—

Balance at end of year	$12,926	$12,811	$57	$56

Surplus (deficit) at end of year	$319	$91	$(872)	$(794)
Unamortized past service costs	217	256	—	—
Unamortized net actuarial loss	1,205	1,833	190	156
Unamortized transitional (asset) obligation	(913)	(1,065)	81	94

Accrued benefit asset (liability)	$828	$1,115	$(601)	$(544)

Additional disclosures with respect to plan assets

At year end, assets of the plans at fair value consisted of:
	Pension Plan		Other plans
	2007	2006	2007	2006
	(in percentage)
Equities	46	53	—	—
Bonds	39	33	95	91
Short-term investments	9	8	—	5
Real estate investments	6	5	—	—
Other	—	1	5	4

	100	100	100	100

Assets of the plans include the following securities issued by the Corporation and the Québec government:

	Pension Plan		Other plans
	2007	2006	2007	2006
	(in millions of dollars)
Bonds	$1,266	$961	$55	$51

NOTE 20 EMPLOYEE FUTURE BENEFITS (CONTINUED)

Cash payments

Cash payments made by the Corporation for employee benefit plans consist of the contributions paid to funded plans and benefits paid to employees and pensioners under unfunded plans. The cash payment details are as follows:

	2007	2006	2005
	(in millions of dollars)
Contributions by the Corporation
Pension Plan	$5	$381	$341
Other funded plans	11	11	9
Benefit payments
Unfunded plans	38	35	32

Cash payments	$54	$427	$382

The Corporation and its employees resumed their contributions to the Pension Plan on December 15, 2003. Each year the employee and employer contribution rates increase by 1% and 1.8%, respectively, up to no more than 5.2% of pensionable earnings. In 2007, employee contributions amounted to 4% of pensionable earnings in the Pension Plan (3% in 2006). Moreover, the actuarial valuation for funding purposes as at December 31, 2006, disclosed a surplus that could allow the Corporation to take a contribution holiday in 2007 (contribution of 5.2% in 2006). This contribution holiday, applied pursuant to Pension Plan Bylaw 707, has been in effect since February 16, 2007, namely the filing date of the actuarial valuation with the Régie des rentes du Québec. Earlier in the year, the Corporation had made a contribution of $5 million to the Pension Plan.

In 2006, the Corporation made a current contribution of $319 million to the Pension Plan, including an additional contribution of $242 million to cover current service costs and a special contribution of $62 million to cover the actuarial deficit.

Elements of accrued benefit cost recognized for the year

	Pension Plan			Other plans
	2007	2006	2005	2007	2006	2005
	(in millions of dollars)
Current service cost [a]	$336	$331	$293	$38	$34	$31
Administrative fees [b]	34	32	30	—	—	—
Interest on obligations	659	618	616	46	42	42
Actual return on plan assets	(538)	(1,497)	(1,387)	(2)	(2)	(2)
Actuarial (gains) losses	(714)	212	1,109	44	(19)	115

(Credit) cost before adjustments required to recognize the long-term nature of employee future benefits	(223)	(304)	661	126	55	186

Difference between actual and expected return on assets	(201)	802	703	—	—	—
Difference between actuarial losses (gains) on accrued benefit obligations and actuarial losses recognized	829	(99)	(1,070)	(34)	25	(114)
Difference between adjustments for plan amendments and amortization of past service costs	39	39	44	—	—	—
Amortization of transitional (asset) obligation	(152)	(152)	(152)	14	14	14

	515	590	(475)	(20)	39	(100)

Cost recognized for the year	$292	$286	$186	$106	$94	$86

a)	For the long-term disability salary insurance plan, current service cost corresponds to the cost of new disability cases for the year.

b)	Administrative fees billed to the Pension Plan by the Corporation amounted to $13 million for 2007 ($12 million for 2006 and $12 million for 2005).

NOTE 20 EMPLOYEE FUTURE BENEFITS (CONTINUED)

Significant actuarial assumptions

The following actuarial assumptions, used to determine the accrued benefit obligations and cost of the plans, result from a weighted average:

	Pension Plan		Other plans
	2007	2006	2007	2006
	(in percentage)
Accrued benefit obligations
Rate at end of year
Discount rate	5.53	5.20	5.53	5.20
Salary escalation rate [a]	3.26	3.38	—	—
Accrued benefit cost recognized
Rate at end of prior year
Discount rate	5.20	5.30	5.20	5.30
Expected long-term rate of return on plan assets	6.25	6.25	4.23	4.07
Salary escalation rate [a]	3.38	3.30	—	—

a)	This rate takes salary increases into account as well as promotion opportunities while in service.

As at December 31, 2007, health care costs were based on an annual growth rate of 7.7% in 2008. Thereafter, based on the assumption used, this rate will gradually decrease until it ultimately reaches 3.7% in 2016. A change of one percentage point in this annual growth rate would have had the following impact for 2007:

	1% increase	1% decrease
	(in millions of dollars)
Impact on current service cost and interest cost on accrued benefit obligations for the year	$5	$(4)
Impact on accrued benefit obligations at end of year	$56	$(45)

NOTE 21 COMMITMENTS AND CONTINGENCIES

Electricity purchases

On May 12, 1969, the Corporation signed a contract with Churchill Falls (Labrador) Corporation Limited (CF(L)Co) whereby the Corporation undertook to purchase substantially all the output from Churchill Falls generating station, which has a rated capacity of 5,428 MW. Expiring in 2016, this contract will be automatically renewed for a further 25 years under agreed-upon terms and conditions. On June 18, 1999, the Corporation and CF(L)Co entered into a contract to guarantee the availability of 682 MW of additional power until 2041 for the November 1 to March 31 winter period.

As at December 31, 2007, the Corporation was committed under 97 contracts to purchase electricity from other power producers, for an installed capacity of about 3,875 MW. It expects to purchase approximately 13 TWh of energy annually over the terms of these contracts, which extend through 2045. The majority of these contracts include renewal clauses.

The Corporation expects to make the following minimum payments on its electricity purchase contracts over the next five years:

(in millions of dollars)
2008	$665
2009	$1,035
2010	$1,127
2011	$1,141
2012	$1,219

NOTE 21 COMMITMENTS AND CONTINGENCIES (CONTINUED)

Guarantees

Hydro-Québec grants guarantees to third parties for indemnification purposes in connection with its energy-related transactions on markets outside Québec. These guarantees are issued under long-term agreements and agreements governing its involvement in organized markets. These markets require that each participant provide guarantees enabling it to meet its obligations in the event of a payment default by another participant. Hydro-Québec also grants guarantees as part of its international operations and in the field of electrotechnology.

As at December 31, 2007, the potential maximum amount Hydro-Québec could have had to pay under letters of credit or guarantees provided as security totaled $383 million. Of this amount, $306 million was related to energy purchases. Some guarantees expire between 2008 and 2019, while others do not have maturity dates.

Hydro-Québec provided guarantees to the purchasers of its interests with respect to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire.

In accordance with the terms and conditions of certain debt securities issued outside Canada, the Corporation has a commitment to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. The Corporation cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, the Corporation has the option of redeeming most of the securities in question. As at December 31, 2007, the amortized cost of these debts was $5,688 million.

Under the contract signed on May 12, 1969, with CF(L)Co, the Corporation could be required to provide additional funding if
CF(L)Co were unable to pay its expenses and service its debt. The maximum amount that the Corporation could be required to pay cannot be reasonably evaluated, however, since it is not stated in the contract and since the amount payable would depend on the outcome of future events whose nature and probability cannot be determined. To date, the Corporation has not had to pay any amount under this contract.

Investments

The Corporation expects to invest approximately $4 billion in property, plant and equipment and intangible assets in 2008.

Litigation

In the normal course of its development and operation activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that adequate provisions have been made for any disbursements that could result from these legal actions. Consequently, it does not foresee any adverse effect of such contingent liabilities on Hydro-Québec’s consolidated operating results or financial position.

NOTE 22 RELATED PARTY TRANSACTIONS

In the normal course of business, Hydro-Québec enters into various transactions with the Québec government and its organizations, as well as with other government corporations. These business transactions are measured at the exchange amount.

Other transactions with the Québec government are described elsewhere in the consolidated financial statements.

NOTE 23 SEGMENTED INFORMATION

Hydro-Québec carries on its activities in the four reportable segments defined below. The non-reportable segments and other activities are grouped together under Corporate and Other Activities for reporting purposes.

Generation: Hydro-Québec Production operates and develops the Corporation’s generating facilities. This division also sells electricity on external markets and engages in energy trading. Hydro-Québec Production provides Hydro-Québec Distribution with a base volume of up to 165 TWh of heritage pool electricity annually at an average price of 2.79¢/kWh. In excess of this volume, it can participate in Hydro-Québec Distribution’s calls for tender in a context of free market competition.

Transmission: Hydro-Québec TransÉnergie operates and develops the Corporation’s power transmission system in Québec and manages power flows on the transmission system.

Distribution: Hydro-Québec Distribution operates and develops the Corporation’s distribution system and is responsible for sales and services to Québec customers. It also promotes energy efficiency and ensures the security of the supply of electricity to the Québec market.

Construction: Hydro-Québec Équipement carries out engineering and construction work related to hydroelectric development projects throughout Québec, except on the territory governed by the James Bay and Northern Québec Agreement, where Société d’énergie de la Baie James assumes this responsibility. Hydro-Québec Équipement also carries out projects for the construction of power transmission lines and substations throughout Québec.

Corporate and Other Activities: The corporate units support the divisions in the achievement of their business objectives. They include the Technology Group, the Finance Group, the Human Resources and Shared Services Group, as well as Corporate Affairs and General Secretariat. The Shared Services Centre brings together internal services including goods and services procurement, real estate management, and material and transportation service management.

The amounts presented for each segment are based on the financial information used to establish the consolidated financial statements. The accounting policies used to calculate these amounts are as described in notes 1 and 3.

Intersegment transactions related to electricity sales are recorded based on the supply and transmission rates provided for by the Act respecting the Régie de l’énergie. The Act sets a commodity rate for an annual base volume of up to 165 TWh of heritage pool electricity for the Québec market.

Other intersegment products and services are valued at full cost.

Hydro-Québec derives the bulk of its revenue in Québec, and substantially all its property, plant and equipment is located in the province. In 2007, revenue from outside Québec amounted to $1,780 million, with $1,483 million coming from the United States ($1,368 million and $1,054 million, respectively, in 2006 and $1,665 million and $1,387 million, respectively, in 2005).

NOTE 23 SEGMENTED INFORMATION (CONTINUED)

OPERATIONS AND ASSETS BY SEGMENT

	2007
	Generation		Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
	(in millions of dollars)
Revenue
External customers	$1,649		$37	$10,452	$—	$49	$143 [a]	$12,330
Intersegment	$5,103		$2,750	$56	$2,150	$1,232	$(11,291)	$—
Depreciation and amortization	$837		$570	$446	$7	$143	$(12)	$1,991
Financial expenses	$1,180		$792	$484	$—	$56	$—	$2,512
Income from continuing operations	$2,077		$396	$395	$—	$2	$12	$2,882
Net income	$2,077		$396	$395	$—	$27	$12	$2,907
Total assets	$29,495		$16,047	$11,833	$263	$7,474	$(260)	$64,852
Investments in property, plant and equipment and intangible assets
Affecting cash	$1,807		$778	$721	$3	$155	$—	$3,464
Not affecting cash	$41		$14	$35	$—	$—	$—	$90

	2006
	Generation		Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
	(in millions of dollars)
Revenue
External customers	$1,594	[b]	$32	$9,488	$—	$48	$(1)	$11,161
Intersegment	$4,570		$2,809	$55	$1,999	$1,203	$(10,636)	$—
Depreciation and amortization	$760		$535	$570	$7	$144	$(9)	$2,007
Financial expenses	$1,058		$724	$407	$(1)	$23	$1	$2,212
Income from continuing operations	$2,114		$632	$42	$2	$—	$7	$2,797
Net income	$2,114		$632	$42	$2	$944	$7	$3,741
Total assets	$28,674		$15,879	$11,430	$214	$7,272	$(215)	$63,254
Investments in property, plant and equipment and intangible assets
Affecting cash	$1,615		$882	$690	$4	$157	$—	$3,348
Not affecting cash	$273		$14	$16	$—	$—	$—	$303

	2005
	Generation		Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
	(in millions of dollars)
Revenue
External customers	$1,708		$27	$9,181	$6	$14	$(49)	$10,887
Intersegment	$4,532		$2,467	$55	$2,053	$1,142	$(10,249)	$—
Depreciation and amortization	$882		$495	$489	$5	$152	$—	$2,023
Financial expenses	$1,050		$691	$384	$—	$60	$1	$2,186
Income from continuing operations	$1,875		$380	$172	$5	$(73)	$(8)	$2,351
Net income	$1,875		$380	$230	$5	$(230)	$(8)	$2,252
Investments in property, plant and equipment and intangible assets
Affecting cash	$1,780		$734	$645	$6	$128	$—	$3,293
Not affecting cash	$9		$12	$8	$—	$—	$—	$29

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

b)	A $ 234-million foreign exchange gain was recognized on debts and swaps denominated in U.S. dollars. In keeping with the hedge accounting treatment adopted, this amount, which represents the realization of a portion of the deferred foreign exchange gain recorded on the balance sheet, was incorporated into other operating revenue.

SUPPLEMENTARY INFORMATION

As per the new Canadian accounting principles, long-term debt is shown at the amortized cost (i.e. the nominal amount plus or minus unamortized discount and/or premium). Moreover, the sinking fund is no longer stated separately; instead each issue of Hydro-Québec’s debt held in the sinking fund is reducing the outstanding amount of such issue.

The following table sets forth the non-consolidated and outstanding long-term debt by issue of Hydro-Québec as of December 31, 2007, expressed in Canadian dollars and in currency units:

LONG-TERM DEBT BY ISSUE

Series	Maturity Date	Issue Date (1)	Interest Rate %	Canadian Dollars	CUSIP Number or ISIN Code	References (2)
Payable in Canadian Dollars
GZ	2008-06-01	1988-06-08	11.250	$2,000,000	448814 DU 4
JH	2009-07-15	1999-06-30	6.000	386,700,000	448814 HA 4
HN	2010-08-16	1990-08-16	—	213,436,308	448814 DH 3
JK	2011-02-15	2000-06-12	6.500	1,300,000,000	448814 HG 1
HF	2011-09-26	1989-09-26	10.000	264,467,623	448814 DD 2
GU2	2012-07-16	1987-07-16	10.250	857,033,000	448814 CV 3
HG	2019-11-22	1989-11-22	10.000	100,000,000	448814 DE 0
II	2020-01-10	1993-07-27	10.250	163,814,416	448814 EF 6
HL	2020-08-15	1990-08-15	11.000	1,110,000,000	448814 DG 5
HM	2020-08-15	1990-08-15	—	464,928,641	448814 DK 6
HX	2021-10-15	1991-10-15	10.500	1,100,000,000	448814 DW 0
IC	2022-07-15	1992-07-15	9.625	1,950,000,000	448814 DZ 3
IH	2031-02-26	1993-07-27	11.000	227,167,391	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	825,675,000	448814 GY 3
JM	2045-02-15	2006-10-17	5.000	3,000,000,000	CA448814 HZ 92
Medium-term notes issued under Canadian MTN program
0008	2008-02-02	1998-02-02	5.500	10,000,000	44889Z BE 5
0050	2008-03-03	2004-03-03	3.406	10,000,000	44889Z DV 5
0015	2008-06-02	1998-07-23	5.750	65,000,000	44889Z CH 7
0054	2009-10-27	2005-01-27	Floating	1,480,889,000	44889Z EA 09
0010	2010-02-15	1998-02-16	6.000	3,781,000	44889Z BG 0
0055	2010-06-21	2005-12-21	Floating	496,110,000	44889Z EB 81
0051	2011-03-03	2004-03-03	4.301	10,000,000	44889Z DW 3
0006	2012-02-15	1997-02-14	5.750	15,000,000	44889Z DP 8
0052	2014-03-03	2004-03-03	4.783	12,000,000	44889Z DX 1
0049	2018-08-15	2003-09-04	5.500	150,000,000	44889Z DU 7
0003	2021-08-16	1996-09-27	—	44,220,866	—	(b	)
0017	2029-01-16	1999-02-02	6.500	75,000,000	44889Z CK 0
0005	2024-11-07	1996-11-07	7.500	25,000,000	44889Z DZ 6
0038	2031-08-15	2001-01-17	6.000	4,325,000	44889Z DG 8
0009	2035-01-16	1998-02-03	6.500	686,500,000	44889Z BF 2
0011	2035-01-16	1998-02-18	Various	20,750,697	44889Z BH 8	(c	)
0016	2035-01-16	1998-07-27	3.529	100,810,018	44889Z CJ 3	(d	)
0019	2035-02-15	1999-04-30	6.500	3,794,000,000	44889Z CM 6
0012	2035-07-16	1998-06-05	Various	52,901,263	44889Z BJ 4	(e	)
0014	2035-07-16	1998-07-15	—	19,136,881	—	(f	)
0020	2040-02-15	1999-05-14	6.000	3,770,500,000	44889Z CN 4
0032	2050-02-15	2000-08-01	6.000	50,000,000	44889Z DA 1
0033	2060-02-15	2000-11-02	Various	301,518,514	44889Z DB 9	(g	)
0037	2060-02-15	2001-01-12	Various	48,555,184	44889Z DF 0	(h	)
0039	2060-02-15	2001-01-19	Various	180,357,678	44889Z DH 6	(i	)
0040	2060-02-15	2001-01-24	Various	22,640,974	44889Z DJ 2	(j	)
Present value of lease obligations for regional offices and service facilities				38,890,664
Others				491,496,865
Unamortized discount and/or premium				883,928,723

Debt classified by currency of issue				24,828,535,707

Debt classified by currency of repayment (4)				32,933,853,156

Series	Maturity Date	Issue Date (1)	Interest Rate %	Canadian Dollars (3)	Currency Units		CUSIP Number or ISIN Code	References (2)
Payable in U.S. Dollars
JL	2011-05-11	2001-05-11	6.300	$741,075,000	US$	750,000,000	448814 HR 7
FU	2012-02-01	1985-02-01	11.750	197,620,000		200,000,000	448814 CF 8	(a	)
IF2	2013-02-01	1993-02-03	8.000	988,100,000		1,000,000,000	448814 ED 1
IU	2016-04-01	1996-04-01	7.500	395,240,000		400,000,000	448814 EK 5
HS	2021-02-01	1991-02-12	9.400	889,290,000		900,000,000	448814 DM 2
HY	2022-01-15	1992-01-30	8.400	988,100,000		1,000,000,000	448814 DX 8
IO	2024-07-07	1994-07-07	8.050	988,050,595		999,950,000	448814 EJ 8
GF	2026-03-01	1986-03-13	8.875	247,025,000		250,000,000	448814 CP 6	(a	)
GH	2026-04-15	1986-04-30	8.250	247,025,000		250,000,000	448814 CS 0	(a	)
GQ	2027-01-15	1987-01-29	8.250	247,025,000		250,000,000	448814 CT 8
HE	2029-06-15	1989-06-22	8.625	247,025,000		250,000,000	448814 DB 6
HH	2029-12-01	1989-12-07	8.500	494,050,000		500,000,000	448814 DC 4
HK	2030-04-15	1990-04-18	9.375	494,050,000		500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-20	9.500	494,050,000		500,000,000	448814 DL 4
Medium-term notes issued under U.S. MTN program
B-123	2009-10-05	1994-10-05	9.125	24,702,500		25,000,000	44881H ES 9
B-126	2010-04-20	1995-04-20	7.580	14,821,500		15,000,000	44881H EV 2
B-30	2011-12-15	1991-12-06	8.620	39,524,000		40,000,000	44881H BD 5
B-37	2011-12-15	1991-12-11	8.540	19,762,000		20,000,000	44881H BL 7
B-7	2020-12-11	1990-12-10	9.400	9,881,000		10,000,000	44881H AF 1
B-48	2021-12-20	1991-12-19	8.680	49,405,000		50,000,000	44881H BX 1
B-49	2022-02-15	1992-02-24	9.800	49,405,000		50,000,000	44881H BY 9
B-64	2022-05-10	1992-04-30	9.750	19,762,000		20,000,000	44881H CL 6
B-124	2024-11-18	1994-11-18	8.910	24,702,500		25,000,000	44881H ET 7
B-125	2025-03-28	1995-03-28	8.400	54,345,500		55,000,000	44881H EU 4
B-127	2026-01-03	1996-01-03	6.270	49,405,000		50,000,000	44881H EW O
B-63	2027-04-30	1992-04-30	9.500	19,762,000		20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	49,405,000		50,000,000	44881H EZ 3
Conditional sale transaction (Turbines)				62,704,698
Unamortized discount and/or premium				(132,873,930)

Debt classified by currency of issue				8,012,439,363

Debt classified by currency of repayment (4)				1,449,277,996

Payable in Euro
D15B	2016-05-01	1986-05-01	6.000	$87,331,653		€60,529,289	DE0004780325
Medium-term notes issued under Euro MTN program
33	2008-03-13	1997-03-13	5.875	329,930,140		228,673,526	XS0074464974
36	2008-03-19	1998-03-19	5.375	553,268,907		383,468,911	DE0002303708
Unamortized discount and/or premium				(2,244,506)

Debt classified by currency of issue				968,286,194

Debt classified by currency of repayment (4)				—

Payable in Japanese Yen
Medium-term notes issued under Euro MTN program
38	2009-10-20	1999-10-20	2.500	$4,422,000		¥500,000,000	XS0102907085
32	2012-03-05	1997-03-05	4.400	8,844,000		1,000,000,000	XS0074215830
34	2017-03-17	1997-03-17	4.850	8,844,000		1,000,000,000	XS0074480319
Unamortized discount and/or premium				56,618

Debt classified by currency of issue				22,166,618

Debt classified by currency of repayment (4)				—

Series	Maturity Date	Issue Date (1)	Interest Rate %	Canadian Dollars (3)	Currency Units	CUSIP Number or ISIN Code	References (2)

Payable in Swiss Francs
Medium-term notes issued under Euro MTN program
37	2008-02-06	1998-04-24	3.600	$84,148,019	SF 96,500,000	XS0086768529
Unamortized discount and/or premium				2,729,242

Debt classified by currency of issue				86,877,261

Debt classified by currency of repayment (4)				—

Payable in Pounds Sterling
EG	2011-05-31	1981-05-20	15.000	$78,400,004	£40,000,000	GB0004494109
HI	2015-03-08	1990-03-08	12.625	294,000,015	150,000,000	XS0015132904	(k	)
FA	2015-09-13	1982-09-13	12.750	98,000,005	50,000,000	GB0004494216
Unamortized discount and/or premium				(5,574,015)

Debt classified by currency of issue				464,826,009

Debt classified by currency of repayment (4)				—

Total Long-term Debt				$34,383,131,152

(1)	If more than one issue date, the date of the first issue is indicated.

(2)	Not redeemable unless otherwise specified.

(3)	Translated at rates in effect at December 31, 2007.

(4)	Takes into account swaps related to long-term debt (see “Notes 12 and 16 to the 2007 Consolidated Financial Statements”).

(a)	Sinking-fund debentures.

(b)	Sold at deep discount maturing semi-annually from February 15, 2011 to August 15, 2021 in equal payments.

(c)	From January 16, 2022, fixed coupon amounts of $1.6 million payable semi-annually.

(d)	From January 16, 1999 to January 16, 2014, interest coupons of $3 million payable semi-annually. From July 16, 2024 to January 16, 2035, interest coupons of $5.525 million payable semi-annually.

(e)	Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.

(f)	Sold at deep discount maturing semi-annually from January 16, 2025 to July 16, 2035 in various payment amounts.

(g)	No interest payment until February 15, 2030 exclusive. Commencing on February 15, 2030, fixed rate coupon of 45% payable semi-annually.

(h)	No interest payment until February 15, 2041 exclusive. From February 15, 2041 to February 15, 2045, interest coupons of $50 million payable annually. From February 15, 2046 to February 15, 2050, interest coupons of $35 million payable annually. From February 15, 2051 to February 15, 2055, interest coupons of $20 million payable annually. From February 15, 2056 to February 15, 2059, interest coupons of $10 million payable annually.

(i)	No interest payment until February 15, 2040 exclusive. Commencing on February 15, 2040, fixed rate coupon of 100% payable semi-annually.

(j)	No interest payment until February 15, 2050 exclusive. From February 15, 2050 to February 15, 2052, interest coupons of $45 million payable annually. From February 15, 2053 to February 15, 2055, interest coupons of $40 million payable annually. From February 15, 2056 to February 15, 2058, interest coupons of $35 million payable annually. On February 15, 2059, interest coupon of $30 million is payable.

(k)	Redeemable anytime at the highest of par or adjusted price as per the Fiscal Agency Agreement at the option of Hydro-Québec.

Exhibit (2)

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 33-76074 and 333-112298 of our report dated February 8, 2008, relating to the consolidated balance sheets of Hydro-Québec as at December 31, 2007 and 2006, and the consolidated statements of operations, retained earnings, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2007 appearing in the Annual Report on Form 18-K of Hydro-Québec for the year ended December 31, 2007.

/s/ KPMG LLP	/s/ Ernst & Young LLP
KPMG LLP	Ernst & Young LLP
Chartered Accountants	Chartered Accountants
Montréal, Québec	Montréal, Québec

May 2, 2008